UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Euroseas Ltd. (the "Company") today announcing that it entered into an agreement to issue and sell 30,700 shares of its Series B Convertible Perpetual Preferred Shares (the "Series B Preferred Shares").

Attached to this Report on Form 6-K as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, are copies of the Statement of Designation of the Rights, Preferences and Privileges of the Series B Preferred Shares, a Specimen Certificate for the Series B Preferred Shares, a Form of Securities Purchase Agreement in connection with the sale of the Series B Preferred Shares, a Form of Registration Rights Agreement entered into by the Company in connection with the sale of the Series B Preferred Shares, and the Form of Second Amendment to Shareholder Rights Agreement between the Company and American Stock Transfer and Trust Company LLC, as rights agent.  Exhibits 99.2, 99.3, and 99.6 are hereby incorporated by reference as Exhibits 3.4, 4.8, and 3.5 respectively, to the Company's registration statement on Form F-3 (File No. 333-177014), as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 29, 2014	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer

Exhibit 99.1

Maroussi, Athens, Greece – January 27, 2014 – Euroseas Ltd. (the "Company") announced today that it entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and [5,700] shares to [Preferred Friends Investment Company, Inc.], an affiliate of the Company, for expected net proceeds of approximately $29 million.  The Company intends to use the proceeds for the acquisition of vessels and general corporate purposes.  The transaction is expected to close by January 29, 2014.  RMK Maritime acted as an advisor to the Company in the transaction.

Aristides Pittas, CEO of Euroseas, commented: "We are pleased to welcome an institutional investor of the caliber of TCP as an investor to Euroseas.  This fundraising is part of our strategy to make investments in dry cargo vessels at what we believe is an opportune time in the market cycle and to renew our fleet as evidenced by the newbuilding orders for 2 Ultramax bulkers we recently placed.  We believe that raising funds through the sale of our Series B Preferred Shares is advantageous for our shareholders at this point in time and we look forward to continuing growing Euroseas with the support of TCP and the rest of our shareholders."

The Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock.  In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.  If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%.  If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.  The dividend rate will increase to 12% in years six and seven and to 14% thereafter.  The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met.  Each Series B Preferred Share is convertible into common stock at an initial conversion price of $1.45 (subject to adjustment, including upon a default).  The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date.  Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions.  In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.  The terms of the Series B Preferred Shares, including the rights, preferences and privileges of such shares are set forth in full in the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of the Company (the "Statement of Designation") filed with the Registrar of Corporations of the Republic of the Marshall Islands.  A copy of the Statement of Designation has also been filed with the SEC and is available on EDGAR.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Euroseas has a fleet of 14 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate size containerships, 5 Handy size containerships and 2 Feeder containerships. Euroseas 4 drybulk carriers have a total cargo capacity of 262,074 dwt, and its 10 containerships have a cargo capacity of 17,587 teus.

About Tennenbaum Capital Partners, LLC

Tennenbaum Capital Partners, LLC ("TCP") is a Los Angeles-based alternative investment management firm focused on performing credit and special situations for middle-market companies. Since its founding, TCP has invested more than $11.9 billion in over 280 companies. For more information, please visit: www.tennenbaumcapital.com.

Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: euroseas@capitallink.com

Exhibit 99.2

STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES

OF

SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES

OF

EUROSEAS LTD.

The undersigned, Mr. Aristides J. Pittas and Ms. Stefania Karmiri do hereby certify:

1.           That they are the duly elected and acting Chief Executive Officer and Secretary, respectively, of Euroseas Ltd., a Marshall Islands corporation (the "Corporation").

2.           That pursuant to the authority conferred by the Corporation's Articles of Incorporation, the Corporation's Board of Directors on January 24, 2014 adopted the following resolutions designating and prescribing the relative rights, preferences and privileges of the Series B Convertible Perpetual Preferred Shares, including any PIK Shares (the "Series B Preferred Shares"):

RESOLVED, pursuant to the authority vested in the Board of Directors by the Corporation's Articles of Incorporation, the Board of Directors does hereby establish a series of preferred stock of the Corporation, par value $0.01 per share, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

1.           Designation.  The distinctive serial designation of such series of Preferred Shares is "Series B Convertible Perpetual Preferred Shares."  Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share, except as to the respective dates that any such Series B Preferred Shares are issued, including the date from which dividends may begin accruing on such Series B Preferred Shares and any changes in the Series B Liquidation Preference resulting therefrom.  Subject to Section 7(h) hereof, the Series B Preferred Shares represent equity interests in the Corporation and shall not give rise to a claim for payment of a principal amount at a particular date.

2.           Shares.

(a)           Number.  The Series B Preferred Shares shall have a par value of $0.01 per share and the number of shares constituting such series shall initially be 50,000, which number the Board of Directors may from time to time increase or decrease (but not below the number of Series B Preferred Shares then outstanding).  Series B Preferred Shares that are purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued Preferred Shares undesignated as to series.

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(b)           Securities Depository.  All or a portion of the Series B Preferred Shares may be issued in book-entry form or at the Holder's option may be represented by a single certificate registered in the name of the Holder, the Securities Depository or its nominee.  If and so long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Corporation to Holders of the Series B Preferred Shares represented by a certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.

3.           Dividends.

(a)           Dividends Generally.  Dividends shall be cumulative and shall accrue (whether or not earned or declared, whether or not there are funds legally available for the payment thereof, whether the Corporation has any earnings or net profits, and whether or not restricted by the terms of any of the Corporation's indebtedness outstanding at any time) on outstanding Series B Preferred Shares equal to the product of the Series B Liquidation Preference and the applicable Dividend Rate from the Original Issue Date until such time as the Corporation pays the dividend or redeems the Series B Preferred Shares in full in accordance with Section 6 below.  Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date, to but excluding the next Dividend Payment Date for such Dividend Period, and dividends shall accrue on accumulated dividends at the applicable Dividend Rate.  Any dividend payable on the Series B Preferred Shares shall be computed on the basis of a 365-day year.

Subject to the prior and superior right of the Holders of any Senior Securities (the issuance of which would require the affirmative vote of the Initial Holder as set forth in Section 5(c) hereof), Holders of Series B Preferred Shares shall receive preferential cumulative quarterly dividends payable in cash or PIK Shares, as set forth in Section 3(b) hereto, on each Dividend Payment Date, commencing on the first Dividend Payment Date after the first issuance of a Series B Preferred Share, in either a cash amount per share equal to the product of the Series B Liquidation Preference and the applicable Dividend Rate (the "Dividend Amount") or if determined by the Board of Directors, in accordance with Section 3(b) hereto, in an amount of PIK Shares for each outstanding Series B Preferred Share equal to the Dividend Amount divided by the Original Issue Price (the "PIK Share Amount").  The Series A Preferred Shares shall be junior to the Series B Preferred Shares with respect to all dividends.

(b)           Payment and Priorities of Dividends.  Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Corporation shall pay those dividends on the Series B Preferred Shares to the holders of record of such shares as such Holders' names appear on the stock transfer books of the Corporation maintained by the Registrar and Transfer Agent on the applicable dividend record date.  The applicable record date (the "Record Date") for any dividend payment with respect to the Series B Preferred Shares shall be the third Business Day preceding the applicable Dividend Payment Date, or such other date as determined by the Board of Directors which shall not be more than 60 days nor less than 10 days prior to the applicable Dividend Payment Date.  If Series B Preferred Shares are held of record by the nominee of theSecurities Depository, dividends for such Series B Preferred Shares shall be paid to the Securities Depository in same day funds on each Dividend Payment Date.

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Until the fifth anniversary of the Original Issue Date, the Corporation shall pay all or any portion of dividends in cash or PIK Shares at its option (unless the Corporation is required to pay an additional dividend to Holders of Series B Preferred Shares as provided in the next paragraph, in which case the Corporation must pay any such applicable dividend (but only such dividend) in cash).  All dividends that accrue on or after the fifth anniversary of the Original Issue Date shall be paid in cash except as otherwise agreed to in writing by any  Holder of then-outstanding Series  B Preferred Shares with respect solely to the dividends payable to such Holder.  Dividends that are required by the terms of this Statement of Designation to be paid in cash shall be paid in cash unless prohibited by applicable law, without regard to the availability of funds (it being understood that the Corporation shall not claim as a defense to the obligation to redeem that it does not have "funds legally available").  Dividend payments that are required to be paid in cash pursuant to this Statement of Designation shall be paid in cash unless prohibited by law.

Except as set forth in the next sentence, no dividend shall be declared or paid in cash or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities, subject to the Conversion Price being adjusted as set forth in Section 7(c)(ii) below) unless full cumulative dividends have been or contemporaneously are being paid in cash on all outstanding Series B Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.  The Corporation may authorize and pay a dividend in cash on its Common Stock at any time only if the Corporation simultaneously pays all accrued and unpaid dividends in cash plus an additional dividend in cash on each outstanding share of Series B Preferred Shares (which dividend shall be in addition to the amount of the Dividend Rate multiplied by the Series B Liquidation Preference on such Series B Preferred Share scheduled to be paid on the respective Dividend Payment Date (which amount of the Dividend Rate multiplied by the Series B Liquidation Preference shall also be paid in cash)) determined as follows: (x) at any time during the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, (1) if the Dividend Rate as calculated under clause (B) of the definition of Dividend Rate is 5%, then in addition to such regular dividend, an amount equal to 40% of the Common Stock dividend a Holder of a Series B Preferred Share would have received if such share had been converted in full into Common Stock as provided in this Statement of Designation and (2) if the Dividend Rate as calculated under clause (B) of the definition of Dividend Rate is 0%, then the greater of (A) 100% of the Common Stock dividend the Holder of such Series B Preferred Share would have received if such share had been converted in full into Common Stock as provided in this Statement of Designation and (B) 5% of the Series B Liquidation Preference and (y) on the fifth anniversary of the Original Issue Date or on any day afterwards, an amount equal to 40% of the Common Stock dividend a Holder of a Series B Preferred Share would have received if such share had been converted in full into Common Stock as provided in this Statement of Designation.  Holders of the Series B Preferred Shares shall not be entitled to any dividend in excess of all accrued and unpaid dividends and any additional dividend required under this paragraph.  The Corporation shall not declare any dividends on any Junior Securities unless the Corporation has funds legally available to comply, and complies, with this Section 3(b).

(c)           Dividend Payment Default.  If and only if a Dividend Payment Default occurs, then (1) the Corporation will take all reasonable action within its means to maximize the assets available for paying the dividend that caused the Dividend Payment Default and will use all such assets available therefor (and any additional assets that from time to time become available) to pay such dividend, (2) effective as of the date of such Dividend Payment Default, and without duplication if more than one such event has occurred and is continuing at any time, the Dividend Rate shall increase as follows: if such Dividend Payment Default exists for six months or less, the Dividend Rate will be increased by 3% per annum (including after the Dividend Payment Default ceases to exist), and if such Dividend Payment Default exists for more than six months, the Dividend Rate will be increased by an additional 3% per annum (including after the Dividend Payment Default ceases to exist), and (3) the Corporation shall create a sinking fund in accordance with Section 10 hereof for the sole purpose of paying all accrued but unpaid dividends on the Series B Preferred Shares.  For the avoidance of doubt, the Dividend Rate shall not be increased pursuant to the preceding sentence by more than 6% in the aggregate. In addition to the above, if and only if a Dividend Payment Default occurs, (A) the Conversion Rate will be adjusted as set forth in Section 7(d) hereof and (B) each Holder of the then-outstanding Series B Preferred Shares may at any time after a Dividend Payment Default (including after the Dividend Payment Default ceases to exist) convert its Series B Preferred Shares into convertible promissory notes as set forth in Section 7(h) hereof.  For the avoidance of doubt, in no event shall dividends accrue on the Series B Preferred Shares at a rate greater than 20% per annum.

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4.           Liquidation Rights.

(a)         Liquidation Event.  Upon the occurrence of any Liquidation Event, Holders of Series B Preferred Shares shall be entitled to receive out of the assets of the Corporation or proceeds thereof, whether from capital, surplus or earnings, after satisfaction of all liabilities, if any, to creditors of the Corporation and subject to the rights of holders of any shares of Senior Securities then outstanding in respect of distributions upon a Liquidation Event, and concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other classes or series of Junior Securities (which Junior Securities include, for purposes of Liquidation Events, the Series A Preferred Shares) as to such distribution, a liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to the greater of (i) the Series B Liquidation Preference and (ii) the amount that such Holder otherwise would be entitled to receive if all of such Holder's Series B Preferred Shares were converted into shares of Common Stock (at the then-prevailing Conversion Price) immediately prior to such Liquidation Event.  For purposes of clarity, upon the occurrence of any Liquidation Event (i) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series B Preferred Shares and (ii) the Holders of outstanding Series B Preferred Shares shall be entitled to the Series B Liquidation Preference per share (or the amount that such Holder otherwise would be entitled to receive if all of such Holder's Series B Preferred Shares were converted into shares of Common Stock, as applicable) in cash before any distribution shall be made to the holders of the Corporation's Common Stock or any other Junior Securities.  Holders of Series B Preferred Shares shall not be entitled to any other amounts from the Corporation, in their capacity as Holders of such shares, after they have received in full the Series B Liquidation Preference set forth in this Section 4(a) or the amount that such Holder would be entitled to receive if all Series B Preferred Shares were converted to Common Stock in accordance herewith immediately prior to such Liquidation Event, as applicable.  The payment in full of the Series B Liquidation Preference (or the payment in full of the amount that the Holders otherwise would be entitled to receive if all of such Holders' Series B Preferred Shares were converted into shares of Common Stock, as applicable) in respect of all Series B Preferred Shares shall be a payment in redemption of the Series B Preferred Shares such that, from and after such payment, any such Series B Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b)           Partial Payment. If, in the event of any distribution or payment described in Section 4(a) above where the Corporation's assets available for distribution to Holders of the outstanding Series B Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference, the Corporation's assets then remaining shall be distributed among the Series B Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences.  To the extent that the Holders of Series B Preferred Shares receive a partial payment of their Series B Liquidation Preference, such partial payment shall reduce the Liquidation Preference of their Series B Preferred Shares, but only to the extent of such amount actually received.

(c)           Residual Distributions. After payment of the applicable Liquidation Preference in full to the Holders of the outstanding Series B Preferred Shares and Parity Securities, the Corporation's remaining assets and funds shall be distributed among the holders of the Common Stock and any other Junior Securities then outstanding according to their respective rights and preferences.

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5.           Voting Rights.

(a)           General.  Except as otherwise required by law, the Series B Preferred Shares will vote as one class with the Common Stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% (rounded as necessary) of the number of shares of Common Stock into which such Series B Preferred Shares could be converted pursuant to Section 7(a) hereof on the record date for the relevant vote.

(b)           Right to Elect One Director.  The Holders of Series B Preferred Shares shall have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of NASDAQ if the Corporation is required to be subject to the rules of NASDAQ requiring a listed company to maintain a majority independent board and (iii) be determined by the Board of Directors to meet its nominating standards (which nominating standards may be amended or altered only by unanimous approval of all members of the Board of Directors if it would affect the nomination of the Series B Director).  The Series B Director shall be elected by the affirmative vote of the Holders of a majority of the outstanding Series B Preferred Shares.  Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the Holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the Holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such Holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director shall be entitled to one vote on any matter before the Board of Directors.  The Series B Director shall not be entitled to remuneration by the Corporation for acting as director, but shall be entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith.

(c)           Certain Consent Rights.  Subject to Section 5(d) hereof, the Corporation may not take any of the following actions, or enter into any contract or arrangement to take or cause to be taken any of the following actions, unless the Corporation shall have received, to the extent permitted by applicable law, the affirmative vote or consent of the Initial Holder, which vote or consent shall be given or withheld in accordance with Section 22 hereof:

1.           Authorize, create or issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares, provided however that after the fifth anniversary of the Original Issue Date, the Corporation may issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares, if the net proceeds from the sale of such capital stock or Series B Preferred Shares are used to redeem all outstanding Series B Preferred Shares in their entirety in accordance with Section 6 hereto;

2.           Engage in any transaction with any Affiliate of the Corporation in excess of $200,000 per calendar year, except for the performance of obligations pursuant to the terms of any agreement to which the Corporation is a party as of the date hereof, as such agreement may be amended or renewed from time to time, provided that any such amendment or renewal is permitted only if its terms are not more disadvantageous than the terms of such agreement in effect as of the date hereof subject to the following sentence.  For the avoidance of doubt, the foregoing proviso will not apply to customary adjustments and increases (including with respect to inflation and personnel costs) contained in any agreement to which the Corporation is a party as of the date hereof or any changes that are not more favorable to such Affiliate than terms that would be obtained in an arms' length transaction with an unaffiliated third party; and

3.          Effect any transaction involving the financing or acquisition of vessel or vessels, or any merger or other corporate transaction, that increases the aggregate amount of the Corporation's and its subsidiaries' (other than any Excluded Joint Venture) debt outstanding unless the ratio of debt over the sum of (i) the most recent aggregate Vessel Value of all of the vessels owned directly or indirectly by the Corporation or its subsidiaries (other than any Excluded Joint Venture), including payments made under any shipbuilding contracts, plus (ii) Cash and Cash Equivalents, remains below 60% (the "Debt Ratio").  "Excluded Joint Venture" means any joint venture to which the Corporation is a party unless (A) the Corporation owns more than 50% of such joint venture and the organizational documents for such joint venture do not prohibit the Corporation from exercising control over the joint venture or (B) the Corporation has guaranteed any of the debts of such joint venture.  For the avoidance of doubt (A) this paragraph 3 shall not apply to the refinancing of existing senior secured debt facilities as long as the aggregate amount outstanding or available under such senior secured debt does not increase as a result of such refinancing, (B) notwithstanding this paragraph 3, if the Debt Ratio equals or exceeds 60%, the financing of two newbuildings pursuant to shipbuilding contracts that the Corporation or its subsidiaries executed prior to the date hereof may be leveraged at an amount no greater than 70% of the contract price regardless of the Debt Ratio; provided, for the avoidance of doubt, that any such financing shall be included in the Debt Ratio on all other matters, (C) for purposes of this paragraph 3, in connection only with the delivery of a newbuilding or the entry into a financing agreement with respect to the acquisition of such newbuilding, the Debt Ratio shall be deemed met upon the delivery of such newbuilding or entry into such financing agreement, as applicable, if the Debt Ratio, after taking into account the anticipated terms and conditions of any future financing agreement, was below 60% at the time of entry into the contract to purchase such newbuilding, and either such newbuilding is financed with the same (or lesser) amount of debt than was anticipated when the Corporation or its subsidiary entered into such contract to purchase such newbuilding or such newbuilding is financed on the same or more favorable terms and conditions anticipated for such financing agreement and (D) for the purposes of this paragraph 3, a conversion of Euromar LLC membership interests into shares of the Corporation (including a conversion by way of merger) shall not be deemed a reorganization or recapitalization.

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(d)           Termination of Voting and Consent Rights.

(i)           Unless the Board of Directors otherwise determines, the right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors pursuant to Section 5(b) hereto and the consent rights under Section 5(c) hereto shall both terminate once the Initial Holder no longer holds at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by the Initial Holder on the Original Issue Date would have converted into as of the Original Issue Date (subject to adjustment each time the Conversion Price is adjusted).  For the avoidance of doubt, for the purpose of this Section 5(d)(i), any Series B Preferred Shares held by the Initial Holder at any time shall be deemed converted and aggregated with any converted shares of Common Stock held by the Initial Holder for the purpose of determining whether the Initial Holder has maintained such 65% ownership.

(ii)           Except as otherwise terminated under Section 5(d)(i) above, the consent rights under Section 5(c) hereto shall terminate if more than 50% of the Series B Preferred Shares that were issued on the Original Issue Date are converted into Common Stock.

(e)             Consent for Change of Control.  The Corporation may not effect any transaction that would result in a Change of Control, or enter into any contract or arrangement to effect any transaction that would result in a Change of Control, unless the Corporation shall have received, to the extent permitted by applicable law,  the affirmative vote or consent of the Initial Holder, if immediately after or simultaneously with such Change of Control the Corporation would not be able to redeem all of the Series B Preferred Shares as required pursuant to Section 6(b) hereto.

6.           Redemption.

(a)             Optional Redemption by the Corporation.  The Corporation shall have the right at any time on or after the fifth anniversary of the Original Issue Date to redeem the Series B Preferred Shares, in whole or in part, at the Redemption Price.  If the Corporation redeems the Series B Preferred Shares in part, the Corporation with respect to each Holder shall first redeem all of its PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being redeemed first) prior to redeeming the Series B Preferred Shares issued on the Original Issue Date.

(b)             Special Redemption by the Holders.  Notwithstanding anything to the contrary contained in Section 6(a) hereto, upon the occurrence of a Change of Control (or the execution by the Corporation or any of its shareholders of any agreement providing for a Change of Control), each Holder of the Series B Preferred Shares may, at its option, upon not less than 15 nor more than 60 days' written notice, require the Corporation to redeem such Holder's Series B Preferred Shares, in whole or in part, within 120 days after the first date on which such Change of Control occurs, for cash at the greater of (i) the applicable Liquidation Preference for such Series B Preferred Shares and (ii) all accrued but unpaid dividends with respect to such Series B Preferred Shares plus the Fair Market Value of the number of shares of Common Stock that are convertible on the date of such notice from such Series B Preferred Shares; provided, however, that for the avoidance of doubt, the Corporation shall not be required to effect such redemption unless a Change of Control actually occurs.  If the Corporation redeems the Series B Preferred Shares in part pursuant to this Section 6(b), the Corporation with respect to each Holder shall first redeem all of such Holder's PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being redeemed first) prior to redeeming the Series B Preferred Shares issued on the Original Issue Date.  If, prior to the receipt of such written request for redemption from any Holder of the Series B Preferred Shares, the Corporation has provided notice of its election to redeem some or all of the Series B Preferred Shares, the Holders of Series B Preferred Shares will not have any conversion right with respect to the shares called for redemption.

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For purposes hereof, a "Change of Control" is deemed to occur when, after the Original Issue Date, one or more of the following has occurred:

(i)  the acquisition by any Person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 50% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including shares of Common Stock convertible from the Series B Preferred Shares or, if the Series B Preferred Shares have been converted into notes pursuant to Section 7(h) hereof, such notes, or other Convertible Securities) unless the Person acquiring such voting power is (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc. or any Affiliate of Friends Investment Company, Inc.,(ii) the acquisition by (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc. or any Affiliate of Friends Investment Company, Inc., of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 65% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including any shares of Common Stock convertible from the Series B Preferred Shares or, if the Series B Preferred Shares have been converted into notes pursuant to Section 7(h) hereof, such notes, or other Convertible Securities) (except that in the case of clauses (i) and (ii) such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), or (iii) the Common Stock of the Corporation is not listed on any of the equities markets of The Nasdaq Stock Market or the New York Stock Exchange; provided, however, that if the Common Stock is not listed solely because the Common Stock does not meet the minimum trading price requirement of such exchange, a "Change of Control" shall be automatically deemed to occur on the sixty first (61st) day after the Common Stock is not so listed if on such sixty first (61st) day the Common Stock remains not so listed.

For the avoidance of doubt, a conversion of Euromar LLC membership interests into shares of the Corporation pursuant to the Amended and Restated Limited Liability Company Agreement for Euromar LLC (including a conversion by way of merger) shall not be deemed to be a Change of Control under (i) above.

(c)           Redemption Price.  In the event of a redemption under (i) Section 6(a) hereof, the Corporation will redeem the applicable Series B Preferred Shares at a redemption price equal to 100% of the Series B Liquidation Preference or (ii) Section 6(b) hereof, the Corporation will redeem the applicable Series B Preferred Shares at a redemption price equal to the greater of (A) the applicable Liquidation Preference for such Series B Preferred Shares and (B) all accrued but unpaid dividends with respect to such Series B Preferred Shares plus the Fair Market Value of the number of shares of Common Stock that are convertible on the date of the applicable notice requesting redemption from the Holders of such Series B Preferred Shares (the "Redemption Price").  So long as any Series B Preferred Shares are held of record by the nominee of the Securities Depository, the Redemption Price for such Series B Preferred Shares shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

(d)           Redemption Notice.  The Corporation shall give notice of any redemption pursuant to Section 6(a) hereof by mail, postage prepaid, not less than 15 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of the 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Shares to be redeemed as such Holders' names appear on the Corporation's stock transfer books maintained by the Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the "Redemption Notice") shall state: (1) the Redemption Date; (2) the number of Series B Preferred Shares to be redeemed and, if less than all outstanding Series B Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holders; (3) the Redemption Price; (4) the place where the Series B Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor; (5) that dividends on the Series B Preferred Shares to be redeemed shall cease to accumulate from and after such Redemption Date; and (6) whether a Change of Control has occurred within the last 120 days or is expected to occur within 120 days.

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(e)           Effect of Redemption; Partial Redemption. If the Corporation elects to redeem Series B Preferred Shares and elects to redeem less than all of the outstanding Series B Preferred Shares, the number of shares to be redeemed shall be determined by the Corporation, and such shares shall be redeemed pro rata or by any other equitable method as the Securities Depository or the Corporation, as applicable, shall determine, with adjustments to avoid redemption of fractional shares; provided, however, if the Corporation redeems the Series B Preferred Shares in part, the Corporation with respect to each Holder shall first redeem all of such Holder's PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being redeemed first) prior to redeeming the Series B Preferred Shares issued on the Original Issue Date.  The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(f)           Redemption Funds.  If the Corporation gives or causes to be given a Redemption Notice, or the Holders demand redemption in accordance with this Section 6, the Corporation shall deposit funds sufficient to redeem the relevant Series B Preferred Shares no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series B Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if a certificate representing Series B Preferred Shares is issued in the name of the Securities Depository or its nominee for such Series B Preferred Shares) of the certificate therefor.  If the Redemption Notice shall have been given or the Holders demand redemption in accordance with this Section 6, from and after the Redemption Date, unless the Corporation defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice or notice provided by the Holders in accordance with this Section 6, all dividends on such Series B Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Corporation's shareholders shall cease, except the right to receive the Redemption Price in respect of the Series B Preferred Shares to be redeemed, and such shares shall not thereafter be transferred on the Corporation's stock transfer books or be deemed to be outstanding for any purpose whatsoever.  The Corporation shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income.  Any funds deposited with the Paying Agent hereunder by the Corporation for any reason, including redemption of Series B Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Corporation upon its written request after which repayment the Holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Corporation.  Any Redemption Notice may, at the Corporation's discretion, be subject to one or more conditions precedent, including but not limited to, completion of any equity offering, the issuance of indebtedness or other corporate transaction or event.

(g)           Certificate.  Any Series B Preferred Shares that are redeemed or otherwise acquired by the Corporation shall be canceled and shall constitute authorized but unissued shares of Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation.  If only a portion of the Series B Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically for Series B Preferred Shares represented by the certificate registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or the applicable book-entry account shall be adjusted) to represent the number of Series B Preferred Shares that have not been called for redemption.

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(h)           Redemption Priority.  In the event that full accrued but unpaid dividends on the Series B Preferred Shares and any Parity Securities shall have not been paid or otherwise declared and set apart for payment, the Corporation shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all Holders of Series B Preferred Shares.  The Corporation shall not be permitted to redeem, repurchase or otherwise acquire any Common Stock or any other Junior Securities (other than repurchases or acquisitions of shares held by directors, officers, employees and consultants whose employment or services with the Corporation have terminated pursuant to the terms of any applicable stock incentive plan or similar plan or arrangement or any contractual arrangements with such Persons) unless all accrued and unpaid dividends have been or contemporaneously are being paid or provided for on all outstanding Series B Preferred Shares and any Parity Securities through the most recent Dividend Payment Date.  If the Corporation is required to redeem any Series B Preferred Shares, then the Corporation will take all reasonable action within its means to maximize the assets available for redeeming such Series B Preferred Shares and will use all such assets available therefor (and any additional assets that from time to time become available).

7.           Conversion.  Series B Preferred Shares are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 7.

(a)           Optional Conversion. Each Holder of Series B Preferred Shares may elect to convert its Series B Preferred Shares, in whole or in part, at any time and from time to time into shares of Common Stock at a rate for each Series B Preferred Share equal to the Series B Liquidation Preference for such Series B Preferred Share divided by the Conversion Price then in effect.  Each Holder of Series B Preferred Shares shall first convert all of its PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being converted first) prior to converting the Series B Preferred Shares issued on the Original Issue Date.

(b)           Mandatory Conversion.  At any time after the second anniversary of the Original Issue Date, the Series B Preferred Shares will mandatorily convert to Common Stock at the Conversion Rate then in effect if all of the following are true: (1) the Corporation consummates a sale of Common Stock in an underwritten public offering with a price per share of Common Stock to the public of $2.50, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more resulting in gross proceeds of $40.0 million or more (subject to adjustment as set forth in the last sentence of this Section 7(b)); (2) the Common Stock trades at or above a VWAP of $2.50, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more per share for 37 consecutive Trading Days prior to the earlier of the announcement of such offering and the closing of the offering and (3) either (x) there is an effective registration statement covering the resale of all converted Common Stock (or if there is an effective registration statement covering only a portion of the converted Common Stock, then the Series B Preferred Shares will mandatorily convert into Common Stock only with respect to such portion) or (y) the converted Common Stock may be resold pursuant to Rule 144 without any volume or manner or sale restrictions (subject to any lock-up period required by the underwriters of such underwritten offering).  The Corporation shall promptly notify all of the Holders if all of the provisions of this Section 7(b)(1), (2) and (3) are met.  If the Corporation provides timely notice to the Initial Holder of the underwritten offering set forth in clause (1) of this Section 7(b) requesting participation by the Initial Holder in such offering, and the Initial Holder declines to so participate, such underwritten offering may result in gross proceeds of $40.0 million less an amount equal to the value (determined at a price per share equal to the price at which shares of Common Stock are offered in such underwritten offering) of 5% of the Common Stock that is convertible from the Series B Preferred Shares held by the Initial Holder on the date notice of such underwritten offering is provided by the Corporation to the Initial Holder (based on the conversion price in effect on the date of the filing of this Statement of Designation, subject to anti-dilution adjustments) at the time the notice of such offering is provided by the Corporation to the Initial Holder, and the Series B Preferred Shares shall remain subject to the mandatory conversion set forth in this Section 7(b) (provided that the provisions of clauses (2) and (3) set forth in this Section 7(b) are met).

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(c)           Adjustment of Conversion Price as Result of Certain Corporate Actions. The Conversion Price in effect at any time shall be adjusted as follows:

(i)           If the Corporation shall, at any time or from time to time, effect a subdivision or split of the outstanding Common Stock, the Conversion Price in effect immediately before such subdivision or split shall be proportionately decreased and, conversely, if the Corporation shall, at any time or from time to time, effect a combination of the outstanding Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased.  Any adjustment under this Section 7(c)(i) shall become effective at the close of business on the date of the applicable subdivision, split or combination.

(ii)           In the event that the Corporation shall, at any time or from time to time, make or issue to all holders of shares of Common Stock, a dividend or other distribution payable in shares of Common Stock, then the Conversion Price in effect shall be decreased as of the time of such issuance in accordance with the following formula:

O
C1         =       C x ----------------
O + N

where:

C1 =	The adjusted Conversion Price.
C =	The current Conversion Price.
O =	The number of shares of Common Stock outstanding immediately prior to the applicable issuance.
N =	The number of additional shares of Common Stock issued in payment of such dividend or distribution.

(iii)          In the event that the Corporation shall, at any time or from time to time, offer shares of Common Stock (other than Excluded Shares) in a non-public offering (or in a public offering in which more than 50% of such public offering is subscribed to by Affiliates of the Corporation) in which the Common Stock is sold at a price less than Fair Market Value, then the Conversion Price shall be reduced (but not increased) to an amount determined by multiplying the Conversion Price by a fraction (x) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration received or deemed received by the Corporation for the total number of additional shares of Common Stock so issued would purchase at such then-existing Conversion Price, and (y) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale plus the total number of additional shares of Common Stock so issued.  For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (I) the number of shares of Common Stock outstanding, (II) the number of shares of Common Stock into which the then-outstanding Series B Preferred Shares could be converted if fully converted on the day immediately preceding the given date, and (III) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and Convertible Securities outstanding on the day immediately preceding the given date. In addition, any issuance of additional Series B Preferred Shares shall not cause an adjustment of the Conversion Price under this Section 7(c)(iii).

An adjustment made pursuant to this Section 7(c)(iii) shall be made on the next Business Day following the date on which any such issuance or sale is made and shall be effective retroactively to the close of business on the date of such issuance or sale.

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For the purpose of making any adjustment required under this Section 7(c)(iii), the aggregate consideration received by the Corporation for any issue or sale of securities (the "Aggregate Consideration") shall be computed as: (A) to the extent it consists of cash, the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, the fair value of that property as determined in good faith by the Board of Directors; provided, however, that to the extent the Board of Directors determines the fair value of property other than cash is equal to or exceeds $1,000,000, then the Corporation shall have such property appraised by a qualified independent appraiser, whose valuation shall conclusively determine the value, and (C) if shares of Common Stock, Convertible Securities or rights or options to purchase either shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such shares of Common Stock, Convertible Securities or rights or options.

For the purpose of the adjustment required under this Section 7(c)(iii), if the Corporation issues or sells (x) Preferred Shares or other stock, options, warrants, purchase rights or other securities convertible into, shares of Common Stock other than Excluded Shares (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of shares of Common Stock or Convertible Securities (other than Excluded Shares) and if the Effective Price of such shares of Common Stock is less than the Conversion Price, the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus: (A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and (B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.

If any option or warrant expires or is cancelled without having been exercised, then, for the purposes of the adjustments set forth above, such option or warrant shall have been deemed not to have been issued and the Conversion Price shall be adjusted accordingly.  No holder of Common Stock which was previously issued upon conversion of Series B Preferred Shares shall have any obligation to redeem or cancel any such shares of Common Stock as a result of the operation of this paragraph.

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(iv)           Anything herein to the contrary notwithstanding, no adjustment will be made to the Conversion Price by reason of the issuance of Common Stock upon the conversion of Series B Preferred Shares or the exercise of any such rights or options.

(d)           Adjustment to Conversion Rate in the Event of Dividend Payment Default.  In the event a Dividend Payment Default occurs and is continuing the Conversion Price shall be adjusted as follows: for the first six months during which such Dividend Payment Default exists, the Conversion Price shall equal $1.25 (as adjusted pursuant to Sections 7(c), 7(e) and 7(j) hereof), and if the Dividend Payment Default continues for more than six months, the Conversion Price shall equal $1.05 (as adjusted pursuant to Sections 7(c), 7(e) and 7(j) hereof).  If the Dividend Payment Default ceases to exist (as evidenced by the delivery of an Officer's Certificate to the Registrar and Transfer Agent stating that such Dividend Payment Default no longer exists), the Conversion Price shall remain the reduced Conversion Price in effect immediately prior to the cessation of the Dividend Payment Default.

(e)           Corporate Events.  Prior to the consummation of any transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock, including a reclassification, exchange, substitution or reorganization (a "Corporate Event"), the Corporation shall make appropriate provision to ensure that each Holder will thereafter have the right to receive upon a conversion of all the Series B Preferred Shares held by such Holder, such securities and other assets (including cash) that such Holder would have been entitled to receive had such Holder converted its Series B Preferred Shares into Common Stock immediately prior to the consummation of such Corporate Event.  The provisions of this Section 7(e) shall apply similarly and equally to successive Corporate Events.

(f)           Mechanics of Conversion.  No fractional shares of Common Stock shall be issued upon conversion of Series B Preferred Shares.  In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then Fair Market Value of such fractional shares.  Before any Holder of Series B Preferred Shares shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the Holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any Transfer Agent for the Series B Preferred Shares (to the extent not registered in the name of the Securities Depository or its nominee), and shall give written notice to the Corporation at such office that such Holder is converting the same; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon conversion unless either the certificates evidencing such Series B Preferred Shares are delivered to the Corporation or its Transfer Agent as provided above, or the Holder notifies the Corporation or its Transfer Agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.  Each Holder of Series B Preferred Shares shall first convert all of its PIK Shares (in reverse order of date of issuance, with the most recently issued PIK Shares being converted first) prior to converting the Series B Preferred Shares issued on the Original Issue Date.

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The Corporation shall, as soon as practicable after such delivery (which shall occur automatically for such Series B Preferred Shares represented by a certificate registered in the name of the Securities Depository or its nominee), or after such agreement and indemnification, issue and deliver at such office to such Holder of Series B Preferred Shares, a certificate or certificates for the number of shares of Common Stock to which such Holder shall be entitled as aforesaid (or the applicable book-entry account shall be created and/or noted as credited with such shares of Common Stock) and a check payable to the Holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any accrued and unpaid cash dividends on the converted Series B Preferred Shares.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of Series B Preferred Shares to be converted, and the Person or Persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(g)           Reservation Of Stock Issuable Upon Conversion.  The Corporation shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred Shares, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Shares; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Shares, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Statement of Designation or the Articles of Incorporation.

(h)           Optional Conversion to Convertible Promissory Note.  During or any time after the occurrence of a Dividend Payment Default (even if a Dividend Payment Default is not in effect), a Holder of Series B Preferred Shares may require the Corporation to convert such shares into one or more unsecured, convertible promissory notes in the form set forth on Exhibit A hereto or in a form agreed between such Holder and the Corporation; provided, however, that the Corporation shall not be required to convert the Series B Preferred Shares into such promissory notes to the extent such notes or their terms would cause any additional breach or default under any then existing credit agreement, guarantee, security agreement or similar agreement to which the Corporation is a party.  The Corporation agrees to use its best efforts to ensure that any future loan agreement or amendment to an existing or future loan agreement will contain one or more provisions ensuring that the conversion of Series B Preferred Shares under this Section 7(h) shall not result in a default under such loan agreement, be it by covenant default or otherwise.

(i)           Treasury Stock.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held, directly or indirectly, by or for the account of the Corporation.  The disposition of such shares of Common Stock shall be deemed a sale for the purpose of Section 7(c)(iii) hereof.

(j)           Other Events.  If any event occurs of the type contemplated by the foregoing provisions of this Section 7 but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to protect the rights of the holders of the Series B Preferred Shares; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

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8.           Rank.  The Series B Preferred Shares shall be deemed to rank:

(a)           senior to all classes of Common Stock and the Series A Preferred Shares, and to any other class or series of capital stock established after the Original Issue Date, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event or redemption (collectively referred to with the Corporation's Common Stock as "Junior Securities"); and

(b)           on parity with any other class or series of capital stock established after the Original Issue Date by the Board of Directors in accordance with Section 5(c)(1) hereof, the terms of which class or series are not expressly subordinated or senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event or redemption (collectively referred to as "Parity Securities"); and

(c)           junior to all of the Corporation's indebtedness and other liabilities with respect to assets available to satisfy claims against the Corporation and to each class or series of capital stock established after the Original Issue Date by the Board of Directors in accordance with Section 5(c)(1) hereof, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event or redemption (collectively referred to as "Senior Securities").

The Corporation may issue Junior Securities from time to time in one or more series without the vote or consent of the Holders of the Series B Preferred Shares.  The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series.  The Board of Directors shall also determine the number of shares constituting each series of securities.  The ability of the Corporation to issue additional Series B Preferred Shares, Parity Securities and Senior Securities is limited as described under Section 5 hereof.  The Series A Preferred Shares are Junior Securities.

9.           Definitions; Interpretation.  As used herein, terms not otherwise defined in this Statement of Designation shall have the following meanings:

"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Aggregate Consideration" has the meaning set forth in Section 7(c)(iii) of this Statement of Designation.

"Approved Shipbroker" means any of the following or their Affiliates: Arrow Valuations Ltd; Breamar Seascope Limited; Clarkson Valuations Limited; Fearnley Offshore AS; Howe Robinson & Co. Ltd.; ICAP Shipping Limited; Maersk Brokers K/S; RS Platou Shipbrokers A/S; SSY Valuation Services Ltd.; and VesselsValue Ltd, or such other reputable, independent and first class firm of shipbrokers specializing in the valuation of vessels of the relevant type agreed between the Corporation and the Initial Holder.

"Articles of Incorporation" means the Corporation's Amended and Restated Articles of Incorporation as in effect on the date hereof, as they may be further amended and/or restated from time to time.

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"Available Cash" means the cash available to the Corporation after taking into account operating expenses (including accrual for scheduled drydockings, provided that such accrual shall be equally divided between all quarters of the applicable fiscal year or years between drydockings for the applicable vessel or vessels) and all scheduled principal and interest payments due on the Corporation's indebtedness during the current fiscal quarter.

"Board of Directors" means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act, any authorized committee thereof.

"Business Day" means a day on which the primary exchange on which the Corporation's Common Stock is listed or quoted is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

"Bylaws" means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.

"Cash and Cash Equivalents" means any of the following types of investments, to the extent owned by the Corporation or any of its subsidiaries (other than any Excluded Joint Venture):  (A) Dollars, euros or such local currencies held by the Corporation from time to time in the ordinary course of its business; (B) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof; (C) investments in certificates of deposit, banker's acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $750,000,000; (D) investments in commercial paper of a corporation maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto, or from Moody's Investors Service, Inc., and any successor thereto (but excluding asset-backed investments and any commercial paper issued by a special investment vehicle); (E) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (B) above and entered into with a financial institution satisfying the criteria of clause (C) above; and (F) investments in "money market funds" within the meaning of Rule 2a-7 of the Investment Company Act of 1940, as amended, substantially all of whose assets are invested in investments of the type described in clauses (A) through (E) above and which is issued by a financial institution having total assets in excess of $5,000,000,000.

"Change of Control" has the meaning set forth in Section 6(b) of this Statement of Designation.

"Common Stock" means the Corporation's common stock, par value $0.03 per share.

"Conversion Price" means $1.45 (subject to adjustment pursuant to Sections 7(c), (d), (e) and (j) hereof, as applicable).

"Convertible Securities" has the meaning set forth in Section 7(c)(iii) of this Statement of Designation.

"Corporate Event" has the meaning set forth in Section 7(e) of this Statement of Designation.

"Corporation" has the meaning set forth in the Preamble of this Statement of Designation.

"Debt Ratio" has the meaning set forth in Section 5(c)(3) of this Statement of Designation.

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"Dividend Amount" has the meaning set forth in Section 3(a) of this Statement of Designation.

"Dividend Payment Date" means each March 31, June 30, September 30 and December 31, commencing on March 31, 2014; provided, however, that if any Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be on the immediately succeeding Business Day.

"Dividend Payment Default" shall occur if on any Dividend Payment Date the Corporation does not pay the entire applicable dividend on the Series B Preferred Shares.  A Dividend Payment Default ceases to exist when the Corporation has paid the entire applicable dividend (including any previously accrued but unpaid dividends).  For the avoidance of doubt, failure to pay in cash any dividends that accrue at any time commencing five years after the Original Issue Date constitutes a Dividend Payment Default, regardless of whether the Corporation has funds legally available for the payment of such dividend or the payment of such dividends are prohibited by applicable law, or both.

"Dividend Period" means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the day next preceding the next Dividend Payment Date.

"Dividend Rate" with respect to a Series B Preferred Share means a rate per annum determined as follows:

(A) For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if no cash dividend for the applicable quarter is being paid on the Common Stock, the Dividend Rate shall be calculated on a calendar quarter basis based on the VWAP of all Trading Days (taken as a whole unless VWAP information based on all such Trading Days taken as a whole is not available, in which case the Dividend Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) during the immediately preceding calendar quarter and shall be (i) 5.00% of the Series B Liquidation Preference if such VWAP is less than or equal to $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such quarter), and (ii) 0% of the Series B Liquidation Preference if such VWAP exceeds $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such quarter).  For example, the Dividend Rate applicable to the March 31, 2014 Dividend Payment Date shall be calculated based on the VWAP during the fourth calendar quarter in 2013 and the Dividend Rate applicable to the June 30, 2014 Dividend Payment Date shall be calculated based on the VWAP during the first calendar quarter in 2014.

(B) For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if a cash dividend for the applicable quarter is being paid on the Common Stock, the Dividend Rate shall be calculated based on the VWAP during the 37 Trading Days (taken as a whole unless VWAP information based on all such Trading Days taken as a whole is not available, in which case the Dividend Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) immediately prior to the meeting of the Board of Directors that approved such cash dividend and shall be (i) 5.00% of the Series B Liquidation Preference if such VWAP is less than or equal to $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such period), and (ii) 0% of the Series B Liquidation Preference if such VWAP exceeds $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such period).

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(C) For the period commencing on and including the fifth anniversary of the Original Issue Date and ending on but excluding the seventh anniversary of the Original Issue Date, the Dividend Rate shall be 12.00%.

(D) Thereafter, the Dividend Rate shall be 14.00%.

If the Dividend Rate changes pursuant to subparagraphs (A)-(D) above during a Dividend Period, the Dividend Amount for each day during such Dividend Period shall be calculated based on the Dividend Rate in effect on such day.

The Dividend Rate shall be subject to adjustment as set forth in Section 3(c) hereof.

The Initial Holder has agreed to provide the Corporation with the applicable VWAP at no cost in a timely manner upon request by the Corporation.  If the Initial Holder (or another person designated to do so by the Initial Holder at the Initial Holder's expense) does not provide such VWAP in a timely manner, all references to VWAP for purposes of calculating the Dividend Rate shall mean the average, volume adjusted closing price of the Common Stock as reasonably calculated by the Corporation for such periods.

"Dollar" and "$" mean lawful money of the United States of America from time to time.

"Effective Price" of shares of Common Stock shall mean the quotient determined by dividing the total number of shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under Section 7(c)(iii) hereof, into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under Section 7(c)(iii) hereof, for such shares of Common Stock. In the event that the number of shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

"Exchange Act" has the meaning set forth in Section 6(b) of this Statement of Designation.

"Excluded Joint Venture" has the meaning set forth in Section 5(c)(3) of this Statement of Designation.

"Excluded Shares" means any shares of Common Stock issued or issuable by the Corporation: (A) to directors, officers, employees and consultants under any stock incentive plan or similar plan or arrangement approved by the Board of Directors; (B) in respect of a conversion of the Series B Preferred Shares in accordance herewith; (C) pursuant to a stock split, stock dividend, reorganization or recapitalization applicable to all of the shares of Common Stock of the Corporation; or (D) pursuant to a transaction that the Initial Holder agrees shall be deemed to be an issuance of Excluded Shares.

"Fair Market Value" means the 30-Trading Day trailing VWAP of the Common Stock (as adjusted to take into account any offering expenses, such as underwriting discounts and expenses (but not including discounts to the VWAP), that are customary for the type of offering being conducted by the Corporation).

"Holder" means each Person in whose name any Series B Preferred Shares are registered on the Corporation's records.

"Initial Holder" means Tennenbaum Opportunities Fund VI, LLC and/or its Affiliates.

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"Junior Securities" has the meaning set forth in Section 8(a) of this Statement of Designation.

"Liquidation Event" means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, or a sale of all or substantially all of the assets or properties of the Corporation individually or in a series of transactions.  A consolidation or merger of the Corporation with or into any other Person, individually or in a series of related transactions, shall not be deemed a Liquidation Event.

"Liquidation Preference" means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) hereof and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide).

"Officer's Certificate" means a certificate signed by the Corporation's Chief Executive Officer or Chief Financial Officer or another duly authorized officer of the Corporation.

"Original Issue Date" shall mean the first date on which a Series B Preferred Share is issued to any Holder.

"Original Issue Price" means $1,000.00 per share for each Series B Preferred Share (as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Series B Preferred Shares).

"Parity Securities" has the meaning set forth in Section 8(b) of this Statement of Designation.

"Paying Agent" means American Stock Transfer & Trust Company, LLC, acting in its capacity as paying agent for the Series B Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Corporation.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

"PIK Share Amount" has the meaning set forth in Section 3(a) of this Statement of Designation.

"PIK Shares" shall mean Series B Preferred Shares issued to Holders in lieu of cash dividends in accordance with this Statement of Designation.

"Preferred Shares" means any of the Corporation's preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to one or more preferences over shares of the Corporation's Common Stock.

"Record Date" has the meaning set forth in Section 3(b) of this Statement of Designation.

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"Redemption Date" means the date of the redemption of the Series B Preferred Shares in accordance with Section 6 of this Statement of Designation.

"Redemption Notice" has the meaning set forth in Section 6(d) of this Statement of Designation.

"Redemption Price" has the meaning set forth in Section 6(c) of this Statement of Designation.

"Registrar" means American Stock Transfer & Trust Company, LLC, acting in its capacity as registrar for the Series B Preferred Shares, and its respective successors and assigns or any other registrar appointed by the Corporation.

"Securities Depository" means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Corporation.

"Senior Securities" has the meaning set forth in Section 8(c) of this Statement of Designation.

"Series A Preferred Shares" means the Series A Participating Preferred Stock established pursuant to the Shareholders Rights Agreement.

"Series B Director" has the meaning set forth in Section 5(b) of this Statement of Designation.

"Series B Liquidation Preference" means a Liquidation Preference for each Series B Preferred Share initially equal to $1,000.00 per share, which Liquidation Preference shall be (a) increased by the per share amount of any accumulated and unpaid dividends (whether or not such dividends shall have been declared) and (b) decreased upon a distribution in connection with a Liquidation Event described in Section 4 of this Statement of Designation which does not result in payment in full of the liquidation preference of such Series B Preferred Share (as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Series B Preferred Shares).

"Series B Preferred Shares" has the meaning set forth in the Preamble of this Statement of Designation.

"Shareholders Rights Agreement" means that certain shareholders rights agreement dated May 18, 2009 between the Corporation and American Stock Transfer and Trust Company, LLC, as rights agent, as it may be amended from time to time, or any future shareholders rights agreement.

"Statement of Designation" means this Statement of Designation relating to the Series B Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation.

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"Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

"Transfer Agent" means American Stock Transfer & Trust Company, LLC, acting in its capacity as transfer agent for the Series B Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Corporation.

"Vessel Value" of a particular vessel means the fair market value of such vessel which shall be conclusively determined by one Approved Shipbroker selected by the Corporation, which written determination may be no more than three (3) Business Days old and may be made with or without physical inspection of such vessel, on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer free of any existing charter or any other contract of employment in respect of such vessel; and after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.

"VWAP" means volume-weighted average price of the Common Stock.

For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words "include," "includes," or "including" are used, they are deemed followed by the words "without limitation;" and all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate proportional adjustment for stock splits, stock combinations, stock dividends and similar events.

10.           Sinking Fund.  The Series B Preferred Shares shall not have the benefit of any sinking fund except, and only to the extent, as follows: in the event of a Dividend Payment Default, the Corporation will create a sinking fund for the sole purpose of paying the dividends on the Series B Preferred Shares as provided herein; provided, however, that such sinking fund shall not be created if it would cause any additional breach or default under any then existing credit agreement, guarantee, security agreement or similar agreement to which the Corporation is a party.  The Corporation shall deposit into the sinking fund 80% of its Available Cash (or such lesser amount as may be permitted under any such credit agreement, guarantee, security agreement or similar agreement to which the Corporation is a party), as and when such funds become available, until the dividend that cause the Dividend Payment Default has been paid.  Any excess funds remaining in the sinking fund after such dividend has been paid in full shall revert to the Corporation.

11.           Record Holders. To the fullest extent permitted by applicable law, the Corporation may deem and treat each Holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary.

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12.           Notices.  The Corporation will give notice to the Holders promptly following each adjustment of the Conversion Price, setting forth in reasonable detail the calculation of such adjustment(s).  In addition, if the Corporation (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Corporate Event, (iii) authorizes the sale of all or substantially all of the assets or properties of the Corporation or the voluntary dissolution, liquidation or winding up of the affairs of the Corporation, or (iv) undergoes a Change of Control, then the Corporation shall deliver to the Holders a notice describing the material terms and conditions of such event (but only to the extent such disclosure would not result in the dissemination of material, non-public information to the Holders) at least ten (10) calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.  All of the foregoing notices or communications and any other notices or communications in respect of the Series B Preferred Shares shall be sufficiently given if given in writing and delivered in person, by overnight courier, by first class mail, postage prepaid, by electronic mail or facsimile, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13.           Amendment.  At any time when any Series B Preferred Shares are outstanding, none of the Statement of Designation, the Articles of Incorporation, the Bylaws or the Shareholders Rights Agreement shall be amended (including by merger, consolidation or otherwise) in any manner which would materially or adversely alter, change or affect the powers, preferences or rights of the Series B Preferred Shares without the affirmative vote of the Holders of a majority of the outstanding Series B Preferred Shares, voting separately as a class.

14.           Fractional Shares.  Series B Preferred Shares may be issued in fractions of a share.

15.           No Other Rights.  The Series B Preferred Shares shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in this Statement of Designation or in the Articles of Incorporation or as provided by applicable law.

16.           No Impairment.  The Corporation shall not, by amendment of this Statement of Designation, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Statement of Designation by the Corporation, but shall at all times in good faith assist in the carrying out of all the provisions of this Statement of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the conversion and other rights of the holders of the Series B Preferred Shares against impairment.  Notwithstanding the foregoing, the Corporation shall not enter into any agreement that would prohibit, impair or otherwise alter, or amend any existing agreement to prohibit, impair or otherwise alter, the Corporation's ability to perform any of its obligations in Section 7(h) or Section 10 hereof or both, disregarding, for the purposes of this sentence, the proviso in Section 7(h) hereof and the proviso and parenthetical in Section 10 hereof.

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17.           Taxes.  The Corporation shall pay any and all issue, stamp and other taxes that may be payable in respect of any conversion of Series B Preferred Shares. The Corporation shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate of Common Stock in a name other than the Holder of the Series B Preferred Shares so converted, and the Corporation shall not be required to issue or deliver any such certificate of Common Stock unless and until the Holder converting such Series B Preferred Shares requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

18.            Lost or Stolen Certificates. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of any Series B Preferred Share certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Series B Preferred Share certificate(s), if any, the Corporation shall execute and deliver new Series B Preferred Share certificate(s) of like tenor and date.

19.           Maturity.  The Series B Preferred Shares shall be perpetual, unless converted or redeemed in accordance with this Statement of Designation.

20.           No Preemptive Rights.  No holders of Series B Preferred Shares will, as holders of Series B Preferred Shares, have any preemptive rights to purchase or subscribe for Common Stock or any other security of the Corporation.

21.           Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

22.           Consent by Initial Holder.  If the consent of the Initial Holder is required pursuant to Section 5(c) or (e) hereunder, the Corporation shall promptly provide written notice to the Initial Holder, which notice may be delivered by overnight courier (with a copy, which shall not be deemed notice, sent by email).  The Initial Holder shall respond to the Corporation by delivering written notice of its consent, or decision to withhold such consent, within five (5) Business Days after receipt of such notice (not counting the day of receipt of such notice).  If the Initial Holder has not delivered such notice within the five (5) Business Day period, the Initial Holder shall be deemed to have given its consent.

24.           Vessel Valuations.  Until such time as the Initial Holder no longer holds any Series B Preferred Shares, the Corporation shall provide to the Initial Holder copies of all valuations of vessels that it or its direct or indirect subsidiaries own that the Corporation or any of its subsidiaries has in its possession on the Original Issue Date or that are prepared by unaffiliated third parties upon the Corporation's or any of its subsidiaries' request pursuant to the Corporation's or any of its subsidiaries' loan agreements or otherwise, no later than two (2) Business Days after receipt of such valuations. The Corporation or any of its subsidiaries shall provide valuations of vessels prepared by the Corporation or such subsidiary itself for internal use, only upon request by the Initial Holder.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned, being duly authorized thereto, does hereby affirm that this Statement of Designation is the act and deed of the Corporation and that the facts herein stated are true, and accordingly has hereunto set his or her hand this January 26, 2014.

/s/ Aristides J. Pittas
Name: Aristides J. Pittas
Title: Chief Executive Officer

/s/ Stefania Karmiri
Name: Stefania Karmiri
Title: Secretary

[Signature Page to Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd.]

Exhibit A

Form of Promissory Note

[THE RIGHTS REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES INTO WHICH THE DEBT MAY BE CONVERTED HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ARE BEING ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION OF THEREOF.  NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR UNLESS SUCH REGISTRATION STATEMENT IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.]1

CONVERTIBLE PROMISSORY NOTE

$_______2	[Date]

FOR VALUE RECEIVED, Euroseas Ltd., a corporation incorporated under the laws of the Marshall Islands (the "Corporation"), hereby promises to pay to the order of ______________________________ or its successors and permitted assigns (the "Holder"), the principal sum of _______________3 Dollars ($___________________4 ) (the "Principal"), together with Interest thereon from the date of this Convertible Promissory Note (this "Note") until all unpaid Principal and accrued and unpaid Interest thereon and other amounts payable under this Note have been paid in full under this Note or fully converted into Common Stock as provided herein.  Interest shall accrue on all outstanding Principal at the Interest Rate then in effect on a daily basis from the date hereof ("Interest") until all outstanding Principal and accrued and unpaid Interest thereon under this Note and other amounts payable under this Note are paid in full or fully converted into Common Stock as provided herein (all outstanding Principal, accrued and unpaid Interest thereon and other amounts payable under this Note from time to time are collectively referred to herein as the "Debt").  Interest shall be calculated on the basis of a 365-day year.

This Note is referenced in, and has been issued pursuant to, that certain Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd., dated as of January [?], 2014 (the "Statement of Designation").  Each capitalized term used herein and not otherwise defined herein has the meaning ascribed to such term in the Statement of Designation.

1	Delete legend if the Common Stock that is convertible pursuant to this Note has been registered with the U.S. Securities and Exchange Commission.

2	Insert Series B Liquidation Preference Amount at time of conversion in figures.

3	Insert Series B Liquidation Preference Amount at time of conversion in words.

4	Insert Series B Liquidation Preference Amount at time of conversion in figures.

1.           Payment.

(a)           Payment on Maturity; Interest Payments; Prepayments. Unless previously fully converted into Common Stock as provided herein from time to time, all outstanding Principal and Interest and other amounts payable under this Note shall be due and payable immediately on demand following a Change of Control (the date of such demand being the "Maturity Date").  Interest only shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date") by no later than 5:00 p.m., New York City time, on each such Interest Payment Date, with the first payment of Interest due and payable on ____________;5 provided, however, that if any Interest Payment Date would otherwise occur on a day that is not a Business Day, such Interest Payment Date shall instead be on the immediately succeeding Business Day.  For the avoidance of doubt, in no event shall interest accrue at an Interest Rate greater than 20% per annum.  Interest and other amounts payable pursuant to this Note shall accrue whether or not there are funds legally available for the payment thereof, whether the Corporation has any earnings or net profits, and whether or not the payment or accrual of Interest or such other amounts is restricted by the terms of any of the Corporation's indebtedness outstanding at any time.  The Corporation may prepay the Debt in full or in part at any time [on or after January [●], 2019].6

(b)           Payment Procedure.  Payments of Principal, Interest and all other amounts due pursuant to this Note shall be made by wire transfer of immediately available funds to an account designated by the Holder [or by check sent to the Holder as the Holder may designate for such purpose from time to time by written notice to the Corporation].

 (c)           [Interest Rate Adjustment.  If the Corporation has not paid and does not pay, on or before ______________________,7 $____________________8 on account of the previously accrued and unpaid dividends on the Series B Preferred Shares previously and currently held by the Holder, the Interest Rate shall be increased by 3.00% per annum.]9

2.           Rank.           The Debt shall be deemed to rank (a) senior to all classes of Common Stock, Series A Preferred Shares, Series B Preferred Shares and to all other classes and series of capital stock of the Corporation established after the Original Issue Date (collectively, the "Securities"), (b) pari passu with holders of unsecured indebtedness and liabilities ("Unsecured Debt") and (c) junior to all holders of secured indebtedness or liabilities to the extent of such holder's security ("Senior Secured Debt").

3.           Dividends; Additional Amounts.

(a)           Limitation on Dividends.  So long as any Principal, Interest or any other amount payable under this Note is due and outstanding, the Corporation shall not declare or pay any dividend or make any other distribution of the Corporation's assets or profits to any holder of Junior Securities.

5	Insert the first Interest Payment Date following the date of this Note.

6	Delete the bracketed text if the conversion to this Note occurs on or after the fifth anniversary of the Original Issue Date.

7	Insert the date that is six months from the original Dividend Payment Default.

8	Insert the amount of the previously accrued and unpaid dividends on account of the Holder's Series B Preferred Shares.

9	Delete this paragraph if the conversion to this Note occurs after there has been a Dividend Payment Default for six months or more.

2

(b)           Permitted Dividends.  [The Corporation may authorize and pay a dividend in cash on its outstanding Common Stock at any time prior to January [●], 2019 only if the Corporation simultaneously pays all accrued and unpaid Interest and all amounts remaining unpaid that were previously due pursuant to this Section 3(b), plus an additional amount in cash determined as follows: (i) if the Interest Rate as calculated under clause (B) of the definition of Interest Rate is 5%, then in addition to such Interest and other amounts, an amount equal to 40% of the Common Stock dividend the Holder would have received if the Debt had been converted in full into Common Stock as provided in this Note and (ii) if the Interest Rate as calculated under clause (B) of the definition of Interest Rate is 0%, then the greater of (A) 100% of the Common Stock dividend the Holder would have received if the Debt had been converted in full into Common Stock as provided in this Note and (B) 5% of the Note Liquidation Preference.]10  The Corporation may authorize and pay a dividend in cash on its outstanding Common Stock at any time [on or after January [●], 2019]11 only if the Corporation simultaneously pays all accrued and unpaid Interest and all amounts remaining unpaid that were previously due pursuant to this Section 3(b) plus an additional amount in cash equal to 40% of the Common Stock dividend the Holder would have received if the Debt had been converted in full into Common Stock as provided in this Note.  The Holder shall not be entitled, pursuant to this Section 3(b), to any amount in excess of all accrued and unpaid Interest on the Note and additional amounts required under this paragraph.

4.           Liquidation Rights.

(a)           Liquidation Event.  Upon the occurrence of any Liquidation Event, the Holder shall be entitled to receive out of the assets of the Corporation or proceeds thereof, whether from capital, surplus or earnings, after satisfaction of all liabilities, if any, to creditors of the Corporation that are senior to the Holder pursuant to applicable law and subject to the rights of holders of any outstanding Senior Secured Debt in respect of distributions upon a Liquidation Event, and concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of Unsecured Debt, and before any distribution of such assets or proceeds is made to or set aside for the holders of Securities, a liquidating distribution or payment in full redemption of the Debt in an amount equal to the greater of (i) the Note Liquidation Preference and (ii) the amount that the Holder otherwise would be entitled to receive if the full amount of the Debt was converted into shares of Common Stock (at the then-prevailing Conversion Price) immediately prior to such Liquidation Event.  For purposes of clarity, upon the occurrence of any Liquidation Event (i) the holders of then outstanding Senior Secured Debt shall be entitled to receive the applicable Liquidation Preference on such Senior Secured Debt before any distribution shall be made to the Holder and (ii) the Holder shall be entitled to the Note Liquidation Preference (or the amount that the Holder otherwise would be entitled to receive if the full amount of the Debt was converted into shares of Common Stock, as applicable) in cash before any distribution shall be made to the holders of the Corporation's Securities.  The Holder shall not be entitled to any other amounts from the Corporation, in its capacity as Holder of the Debt, after it has received in full the Note Liquidation Preference set forth in this Section 4(a) or the amount that the Holder would be entitled to receive if the full amount of the Debt were converted to Common Stock in accordance herewith immediately prior to such Liquidation Event, as applicable.  The payment in full of the Note Liquidation Preference (or the payment in full of the amount that the Holder otherwise would be entitled to receive if the full amount of the Debt was converted into shares of Common Stock, as applicable) in respect of the full amount of the Debt shall be a payment in redemption of the Note such that, from and after such payment, the Note shall thereafter be cancelled and the Debt shall no longer be outstanding.

10	Delete this sentence if the conversion to this Note occurs on or after the fifth anniversary of the Original Issue Date.

11	Delete bracketed text if the conversion to this Note occurs after the fifth anniversary of the Original Issue Date.

3

(b)           Partial Payment.  If, in the event of any distribution or payment described in Section 4(a) above where the Corporation's assets available for distribution to the holders of Unsecured Debt (including the Debt) are insufficient to satisfy the full amount of the Debt, the Corporation's assets then remaining shall be distributed pro rata among the holders of Unsecured Debt on the basis of their relative indebtedness.  To the extent that the Holder receives a partial payment on account of the Debt, such partial payment shall reduce the total outstanding amount of the Debt, but only to the extent of such amount actually received.

(c)           Residual Distributions. After payment in full of the Senior Secured Debt, the Debt and the total outstanding amount of other Unsecured Debt, the Corporation's remaining assets and funds shall be distributed among the holders of Securities then outstanding according to their respective rights and preferences.

5.           [Covenants. So long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates:

(a)           Negative Covenants. Subject to Section 5(b) hereof, the Corporation may not take any of the following actions, or enter into any contract or arrangement to take or cause to be taken any of the following actions without the prior written consent of the Holder, which consent shall be given or withheld in accordance with Section 22 hereof:

(i)           Authorize, create or issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares or issue any additional Series B Preferred Shares; provided, however, that after the fifth anniversary of the Original Issue Date, the Corporation may issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares, if the net proceeds from the sale of such capital stock or Series B Preferred Shares are used to repay the full amount of the Debt;

(ii)           Engage in any transaction with any Affiliate of the Corporation in excess of $200,000 per calendar year, except for the performance of obligations pursuant to the terms of any agreement to which the Corporation is a party as of January [●], 2014, as such agreement may be amended or renewed from time to time, provided that any such amendment or renewal is permitted only if its terms are not more disadvantageous than the terms of such agreement in effect as of January [?], 2014 subject to the following sentence.  For the avoidance of doubt, the foregoing proviso will not apply to customary adjustments and increases (including with respect to inflation and personnel costs) contained in any agreement to which the Corporation is a party as of January [?], 2014 or any changes that are not more favorable to such Affiliate than terms that would be obtained in an arms' length transaction with an unaffiliated third party; and

4

(iii)           Effect any transaction involving the financing or acquisition of vessel or vessels, or any merger or other corporate transaction, that increases the aggregate amount of the Corporation's and its subsidiaries' (other than any Excluded Joint Venture) debt outstanding unless the ratio of debt over the sum of (i) the most recent aggregate Vessel Value of all of the vessels owned directly or indirectly by the Corporation or its subsidiaries (other than any Excluded Joint Venture), including payments made under any shipbuilding contracts, plus (ii) Cash and Cash Equivalents, remains below 60% (the "Debt Ratio").  "Excluded Joint Venture" means any joint venture to which the Corporation is a party unless (A) the Corporation owns more than 50% of such joint venture and the organizational documents for such joint venture do not prohibit the Corporation from exercising control over the joint venture or (B) the Corporation has guaranteed any of the debts of such joint venture.  For the avoidance of doubt (A) this paragraph (iii) shall not apply to the refinancing of existing senior secured debt facilities as long as the aggregate amount outstanding or available under such senior secured debt does not increase as a result of such refinancing, (B) notwithstanding this paragraph (iii), if the Debt Ratio equals or exceeds 60%, the financing of two newbuildings pursuant to shipbuilding contracts that the Corporation or its subsidiaries executed prior to the Original Issue Date may be leveraged at an amount no greater than 70% of the contract price regardless of the Debt Ratio; provided, for the avoidance of doubt, that any such financing shall be included in the Debt Ratio on all other matters, (C) for purposes of this paragraph (iii), in connection only with the delivery of a newbuilding or the entry into a financing agreement with respect to the acquisition of such newbuilding, the Debt Ratio shall be deemed met upon the delivery of such newbuilding or entry into such financing agreement, as applicable, if the Debt Ratio, after taking into account the anticipated terms and conditions of any future financing agreement, was below 60% at the time of entry into the contract to purchase such newbuilding, and either such newbuilding is financed with the same (or lesser) amount of debt than was anticipated when the Corporation or its subsidiary entered into such contract to purchase such newbuilding or such newbuilding is financed on the same or more favorable terms and conditions anticipated for such financing agreement and (D) for the purposes of this paragraph (iii), a conversion of Euromar LLC membership interests into shares of the Corporation (including a conversion by way of merger) shall not be deemed a reorganization or recapitalization..

(b)           Termination of Section 5(a) Consent Rights – Minimum Common Shares on Conversion.  Unless the Board of Directors otherwise determines, the consent rights under Section 5(a) hereto shall terminate once the Initial Holder no longer holds at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by the Initial Holder on the Original Issue Date would have converted into as of the Original Issue Date (subject to adjustment each time the Conversion Price is adjusted).  For the avoidance of doubt, for the purpose of this Section 5(b), any Series B Preferred Shares held by the Initial Holder and this Note at any time shall be deemed converted and aggregated with any converted shares of Common Stock held by the Initial Holder for the purpose of determining whether the Initial Holder has maintained such 65% ownership.

5

(c)           Termination of Section 5(a) Consent Rights – Conversion of Series B Preferred Shares.  Except as otherwise terminated under Section 5(b) above, the consent rights under Section 5(a) hereof shall terminate if more than 50% of the Series B Preferred Shares that were issued on the Original Issue Date are converted into Common Stock.

(d)           No Change in Control.  The Corporation may not effect any transaction that would result in a Change of Control, or enter into any contract or arrangement to effect any transaction that would result in a Change of Control, unless the Corporation shall have received the prior written consent of the Initial Holder, if immediately after or simultaneously with such Change of Control, the Corporation would not be able to repay the full amount of the Debt.]12

6.           Intentionally Omitted.

7.           Right of Holder to Convert into Common Stock.

(a)           Optional Conversion. The Holder may elect to convert the Debt, in whole or in part, at any time and from time to time into shares of Common Stock at a rate equal to the amount of the Debt to be converted divided by the Conversion Price then in effect.

(b)           Mandatory Conversion.  At any time after [January [●], 2016][the date of this Note],13 all of the Debt will mandatorily convert to Common Stock at the Conversion Rate then in effect if all of the following are true: (1) the Corporation consummates a sale of Common Stock in an underwritten public offering with a price per share of Common Stock to the public of $2.50, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more resulting in gross proceeds of $40.0 million or more (subject to adjustment as set forth in the last sentence of this Section 7(b)); (2) the Common Stock trades at or above a VWAP of $2.50, as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock, or more per share for 37 consecutive Trading Days prior to the earlier of the announcement of such offering and the closing of the offering and (3) either (x) there is an effective registration statement covering the resale of all converted Common Stock (or if there is an effective registration statement covering only a portion of the converted Common Stock, then the Debt will mandatorily convert into Common Stock only with respect to such portion) or (y) the converted Common Stock may be resold pursuant to Rule 144 without any volume or manner or sale restrictions (subject to any lock-up period required by the underwriters of such underwritten offering).  The Corporation shall promptly notify the Holder if all of the provisions of this Section 7(b)(1), (2) and (3) are met.  [So long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates, if the Corporation provides timely notice to the Holder of the underwritten offering set forth in clause (1) of this Section 7(b) requesting participation by the Holder in such offering, and the Holder declines to so participate, such underwritten offering may result in gross proceeds of $40.0 million less an amount equal to the value (determined at a price per share equal to the price at which shares of Common Stock are offered in such underwritten offering) of 5% of the Common Stock that is convertible from the Debt on the date notice of such underwritten offering is provided by the Corporation to the Holder (based on the conversion price in effect on the date of the filing of the Statement of Designation, subject to anti-dilution adjustments) at the time the notice of such offering is provided by the Corporation to the Holder, and the Debt shall remain subject to the mandatory conversion set forth in this Section 7(b) (provided that the provisions of clauses (2) and (3) set forth in this Section 7(b) are met).]14

12	Delete Section 5 if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.

13	Insert the later of these dates.

14	Delete the bracketed portion if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.

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(c)           Adjustment of Conversion Price as Result of Certain Corporate Actions.  The Conversion Price in effect at any time shall be adjusted as follows:

(i)           If the Corporation shall, at any time or from time to time, effect a subdivision or split of the outstanding Common Stock, the Conversion Price in effect immediately before such subdivision or split shall be proportionately decreased and, conversely, if the Corporation shall, at any time or from time to time, effect a combination of the outstanding Common Stock, the Conversion Price in effect immediately before such combination shall be proportionately increased.  Any adjustment under this Section 7(c)(i) shall become effective at the close of business on the date of the applicable subdivision, split or combination.

(ii)           In the event that the Corporation shall, at any time or from time to time, make or issue to all holders of shares of Common Stock, a dividend or other distribution payable in shares of Common Stock, then the Conversion Price in effect shall be decreased as of the time of such issuance in accordance with the following formula:

O
C1 = C x	----------------
O + N
where:

C1 =	The adjusted Conversion Price.
C =	The current Conversion Price.
O =	The number of shares of Common Stock outstanding immediately prior to the applicable issuance.
N =	The number of additional shares of Common Stock issued in payment of such dividend or distribution.

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(iii)In the event that the Corporation shall, at any time or from time to time, offer shares of Common Stock (other than Excluded Shares) in a non-public offering (or in a public offering in which more than 50% of such public offering is subscribed to by Affiliates of the Corporation) in which the Common Stock is sold at a price less than Fair Market Value, then the Conversion Price shall be reduced (but not increased) to an amount determined by multiplying the Conversion Price by a fraction (x) the numerator of which shall be (A) the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale, plus (B) the number of shares of Common Stock which the Aggregate Consideration received or deemed received by the Corporation for the total number of additional shares of Common Stock so issued would purchase at such then-existing Conversion Price, and (y) the denominator of which shall be the number of shares of Common Stock deemed outstanding (as determined in the following sentence) immediately prior to such issue or sale plus the total number of additional shares of Common Stock so issued.  For the purposes of the preceding sentence, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of (I) the number of shares of Common Stock outstanding, (II) the number of shares of Common Stock into which the then-outstanding Series B Preferred Shares and notes into which any Series B Preferred Shares shall have been converted pursuant to the Statement of Designation could be converted if fully converted on the day immediately preceding the given date, and (III) the number of shares of Common Stock which are issuable upon the exercise or conversion of all other rights, options and Convertible Securities outstanding on the day immediately preceding the given date. In addition, any issuance of additional Series B Preferred Shares shall not cause an adjustment to the Conversion Price under this Section 7(c)(iii).

An adjustment made pursuant to this Section 7(c)(iii) shall be made on the next Business Day following the date on which any such issuance or sale is made and shall be effective retroactively to the close of business on the date of such issuance or sale.

For the purpose of making any adjustment required under this Section 7(c)(iii), the aggregate consideration received by the Corporation for any issue or sale of securities (the "Aggregate Consideration") shall be computed as: (A) to the extent it consists of cash, the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation, (B) to the extent it consists of property other than cash, the fair value of that property as determined in good faith by the Board of Directors; provided, however, that to the extent the Board of Directors determines the fair value of property other than cash is equal to or exceeds $1,000,000, then the Corporation shall have such property appraised by a qualified independent appraiser, whose valuation shall conclusively determine the value, and (C) if shares of Common Stock, Convertible Securities or rights or options to purchase either shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, the portion of the consideration so received that may be reasonably determined in good faith by the Board of Directors to be allocable to such shares of Common Stock, Convertible Securities or rights or options.

8

For the purpose of the adjustment required under this Section 7(c)(iii), if the Corporation issues or sells (x) Preferred Shares or other stock, options, warrants, purchase rights or other securities convertible into, shares of Common Stock other than Excluded Shares (such convertible stock or securities being herein referred to as "Convertible Securities") or (y) rights or options for the purchase of shares of Common Stock or Convertible Securities (other than Excluded Shares) and if the Effective Price of such shares of Common Stock is less than the Conversion Price, the Corporation shall be deemed to have issued at the time of the issuance of such rights or options or Convertible Securities the maximum number of shares of Common Stock issuable upon exercise or conversion thereof and to have received as consideration for the issuance of such shares an amount equal to the total amount of the consideration, if any, received by the Corporation for the issuance of such rights or options or Convertible Securities plus: (A) in the case of such rights or options, the minimum amounts of consideration, if any, payable to the Corporation upon the exercise of such rights or options; and (B) in the case of Convertible Securities, the minimum amounts of consideration, if any, payable to the Corporation upon the conversion thereof (other than by cancellation of liabilities or obligations evidenced by such Convertible Securities); provided that if the minimum amounts of such consideration cannot be ascertained, but are a function of anti-dilution or similar protective clauses, the Corporation shall be deemed to have received the minimum amounts of consideration without reference to such clauses.

If the minimum amount of consideration payable to the Corporation upon the exercise or conversion of rights, options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Effective Price shall be recalculated using the figure to which such minimum amount of consideration is reduced; provided further, that if the minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities is subsequently increased, the Effective Price shall be again recalculated using the increased minimum amount of consideration payable to the Corporation upon the exercise or conversion of such rights, options or Convertible Securities.

If any option or warrant expires or is cancelled without having been exercised, then, for the purposes of the adjustments set forth above, such option or warrant shall have been deemed not to have been issued and the Conversion Price shall be adjusted accordingly.  No holder of Common Stock which was previously issued upon conversion of any portion of the Debt shall have any obligation to redeem or cancel any such shares of Common Stock as a result of the operation of this paragraph.

(iv)           Anything herein to the contrary notwithstanding, no adjustment will be made to the Conversion Price by reason of the issuance of Common Stock upon the conversion of any portion of the Debt or of any Series B Preferred Shares or the exercise of any such rights or options.

(d)           [Intentionally Omitted.]

9

(e)           Corporate Events.  Prior to the consummation of any transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock, including a reclassification, exchange, substitution or reorganization (a "Corporate Event"), the Corporation shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of all the outstanding Debt, such securities and other assets (including cash) that the Holder would have been entitled to receive had the Holder converted all of the outstanding Debt into Common Stock immediately prior to the consummation of such Corporate Event.  The provisions of this Section 7(e) shall apply similarly and equally to successive Corporate Events.

(f)           Mechanics of Conversion.  No fractional shares of Common Stock shall be issued upon conversion of any Debt.  In lieu of any fractional shares to which the Holder would otherwise be entitled, the Corporation shall pay cash equal to the amount of the unconverted Debt that would otherwise be converted into such fractional share.  Before the Holder shall be entitled to convert any portion of Debt into full shares of Common Stock, and to receive certificates therefor, the Holder shall give written notice to the Corporation at such office that the Holder is converting the same and the Corporation shall issue and deliver to the Holder, as soon as practicable after the date of notice and at the office of the Corporation or of any transfer agent of the Corporation, a certificate or certificates for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid (or the applicable book-entry account shall be created and/or noted as credited with such shares of Common Stock) and a check payable to the Holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date on which such notice is delivered by the Holder, and the Person or Persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.  If all of the Debt has been converted to shares of Common Stock and the Holder has received in accordance with this Section 7(f) a certificate or certificates (or book entries shall have been created and/or noted as credited) in respect of the Common Stock to be issued and checks in lieu of fractional shares upon conversion of all of the Debt, the Holder shall deliver to the Corporation the original Note for cancellation, or shall notify the Corporation that the original Note has been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with this Note.  If the Holder shall elect to convert less than all of the Debt into shares of Common Stock pursuant to Section 7(a), the Holder shall first convert all accrued and unpaid Interest and other amounts payable under this Note (other than Principal) prior to converting any outstanding Principal.

(g)           Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the Debt, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the Debt; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the Debt, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to the Statement of Designation or the Articles of Incorporation.

10

(h)           Intentionally Omitted.

(i)           Treasury Stock.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held, directly or indirectly, by or for the account of the Corporation.  The disposition of such shares of Common Stock shall be deemed a sale for the purpose of Section 7(c)(iii) hereof.

(j)           Other Events.  If any event occurs of the type contemplated by the foregoing provisions of this Section 7 but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to protect the rights of the Holder; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

8.           Intentionally Omitted.

9.           Definitions. As used herein, terms not otherwise defined in this Note shall have the following meanings:

"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Aggregate Consideration" has the meaning set forth in Section 7(c)(iii) of this Note.

"Approved Shipbroker" means any of the following or their Affiliates:  Arrow Valuations Ltd.; Breamar Seascope Limited; Clarkson Valuations Limited; Fearnley Offshore AS; Howe Robinson & Co. Ltd.; ICAP Shipping Limited; Maersk Brokers K/S; RS Platou Shipbrokers AS; SSY Valuation Services Ltd.; and Vessels Value Ltd.; or such other reputable, independent and first class firm of shipbrokers specializing in the valuation of Vessel of the relevant type agreed between the Corporation and the Initial Holder.

"Articles of Incorporation" means the Corporation's Amended and Restated Articles of Incorporation as in effect on the date hereof, as they may be further amended and/or restated from time to time.

"Available Cash" means the cash available to the Corporation after taking into account operating expenses (including accrual for scheduled drydockings, provided that such accrual shall be equally divided between all quarters of the applicable fiscal year or years between drydockings for the applicable vessel or vessels) and all scheduled principal and interest payments due on the Corporation's indebtedness during the current fiscal quarter.

11

"Board of Directors" means the board of directors of the Corporation or, to the extent permitted by the Articles of Incorporation, Bylaws and the Marshall Islands Business Corporations Act, any authorized committee thereof.

"Business Day" means a day on which the primary exchange on which the Corporation's Common Stock is listed or quoted is open for trading and which is not a Saturday, Sunday or other day on which banks in New York City are authorized or required by law to close.

"Bylaws" means the Amended and Restated Bylaws of the Corporation, as they may be further amended and/or restated from time to time.

["Cash and Cash Equivalents" means any of the following types of investments, to the extent owned by the Corporation or any of its subsidiaries (other than any Excluded Joint Venture):  (A) Dollars, euros or such local currencies held by the Corporation from time to time in the ordinary course of its business; (B) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof; (C) investments in certificates of deposit, banker's acceptances and time deposits maturing within one year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $750,000,000; (D) investments in commercial paper of a corporation maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto, or from Moody's Investors Service, Inc., and any successor thereto (but excluding asset-backed investments and any commercial paper issued by a special investment vehicle); (E) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (B) above and entered into with a financial institution satisfying the criteria of clause (C) above; and (F) investments in "money market funds" within the meaning of Rule 2a-7 of the Investment Company Act of 1940, as amended, substantially all of whose assets are invested in investments of the type described in clauses (A) through (E) above and which is issued by a financial institution having total assets in excess of $5,000,000,000.]15

15	Delete this definition if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.

12

"Change of Control" is deemed to occur when, after the date of this Note, one or more of the following has occurred:  (i) the acquisition by any Person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 50% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including shares of Common Stock convertible from this Note, or other Convertible Securities) unless the Person acquiring such voting power is (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc. or any Affiliate of Friends Investment Company, Inc., (ii) the acquisition by (x) Mr. Aristides J. Pittas, or members of his family or companies legally or beneficially owned or controlled by such Persons, and any "person" or "group" under Section 13(d)(3) of the Exchange Act, that is controlled by Mr. Aristides J. Pittas, members of his family or companies legally or beneficially owned or controlled by such Persons, or (y) Friends Investment Company, Inc., or any Affiliate of Friends Investment Company, Inc., of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Corporation's stock entitling that Person to exercise more than 65% of the total voting power of all the Corporation's stock entitled to vote generally in the election of directors (based on the Corporation's stock then outstanding, without including any shares of Common Stock convertible from the Series B Preferred Shares or, the Note or other notes issued by the Corporation on account of the Series B Preferred Shares converted into notes pursuant to Section 7(h) of the Statement of Designation, or any other Convertible Securities) (except that in the case of clauses (i) and (ii) such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), or (iii) the Common Stock of the Corporation is not listed on any of the equities markets of The Nasdaq Stock Market or the New York Stock Exchange; provided, however, that if the Common Stock is not listed solely because the Common Stock does not meet the minimum trading price requirement of such exchange, a "Change of Control" shall be automatically deemed to occur on the sixty first (61st) day after the Common Stock is not so listed if on such sixty first (61st) day the Common Stock remains not so listed.]

For the avoidance of doubt, a conversion of Euromar LLC membership interests into shares of the Corporation pursuant to the Amended and Restated Limited Liability Company Agreement for Euromar LLC (including a conversion by way of merger) shall not be deemed to be a Change of Control under (i) above.

"Common Stock" means the Corporation's common stock, par value $0.03 per share.

"Conversion Price" means $[1.25]16[1.05]17 (subject to adjustment pursuant to Sections 7(c), (e) and (j) hereof, as applicable)[; provided, however, that if the Corporation has not paid and does not pay on or before ______________________,18 $___________________19 on account of the previously accrued and unpaid dividends on the Series B Preferred Shares previously and currently held by the Holder, the Conversion Price shall equal $1.05 (subject to adjustment pursuant Sections 7(c), (e) and (j) hereof)].20

16	Insert this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default.

17	Insert this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default.

18	Insert the date that is six months from the original Dividend Payment Default.

19	Insert the amount of the previously accrued and unpaid dividends on account of the Holder's Series B Preferred Shares.

20	Delete the bracketed text if this Note is issued more than six month after the original Dividend Payment Default.

13

"Convertible Securities" has the meaning set forth in Section 7(c)(iii) of this Note.

"Corporate Event" has the meaning set forth in Section 7(e) of this Note.

"Corporation" has the meaning set forth in the Preamble of this Note.

"Debt" has the meaning set forth in the Preamble of this Note.

"Debt Ratio" has the meaning set forth in Section 5(a)(iii) of this Note.

"Dollar" and "$" mean lawful money of the United States of America from time to time.

"Effective Price" of shares of Common Stock shall mean the quotient determined by dividing the total number of shares of Common Stock issued or sold, or deemed to have been issued or sold by the Corporation under Section 7(c)(iii) hereof, into the Aggregate Consideration received, or deemed to have been received by the Corporation for such issue under Section 7(c)(iii) hereof, for such shares of Common Stock. In the event that the number of shares of Common Stock or the Effective Price cannot be ascertained at the time of issuance, such shares of Common Stock shall be deemed issued immediately upon the occurrence of the first event that makes such number of shares or the Effective Price, as applicable, ascertainable.

"Exchange Act" has the meaning set forth in the definition of Change of Control.

"Excluded Joint Venture" has the meaning set forth in Section 5(a)(iii) of this Note..

"Excluded Shares" means any shares of Common Stock issued or issuable by the Corporation: (A) to directors, officers, employees and consultants under any stock incentive plan or similar plan or arrangement approved by the Board of Directors; (B) in respect of a conversion of the Series B Preferred Shares in accordance with the Statement of Designation or upon conversion of any notes into which any Series B Preferred Shares shall have been converted pursuant to the Statement of Designation; (C) pursuant to a stock split, stock dividend, reorganization or recapitalization applicable to all of the shares of Common Stock of the Corporation; or (D) pursuant to a transaction that the Initial Holder agrees shall be deemed to be an issuance of Excluded Shares.

"Fair Market Value" means the 30-Trading Day trailing VWAP of the Common Stock (as adjusted to take into account any offering expenses, such as underwriting discounts and expenses (but not including discounts to the VWAP), that are customary for the type of offering being conducted by the Corporation).

"Holder" has the meaning set forth in the Preamble of this Note.

14

"Initial Holder" means Tennenbaum Opportunities Fund VI, LLC and/or its Affiliates.

"Interest" has the meaning set forth in the Preamble of this Note.

"Interest Payment Date" has the meaning set forth in Section 1(a) of this Note.

"Interest Period" means a period of time commencing on and including an Interest Payment Date (other than the initial Interest Period, which shall commence on and include the date hereof) and ending on and including the day next preceding the next Interest Payment Date.

"Interest Rate" means a rate per annum determined as follows:

[(A)           For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if no cash dividend for the applicable quarter is being paid on the Common Stock, the Interest Rate shall be calculated on a calendar quarter basis based on the VWAP of all Trading Days (taken as a whole unless VWAP information based on all such Trading Days taken as a whole is not available, in which case the Interest Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) during the immediately preceding calendar quarter and shall be (i) [8.00]21[11.00]22% of the Note Liquidation Preference if such VWAP is less than or equal to $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such quarter), and (ii) [3.00]23[6.00]24% of the Note Liquidation Preference if such VWAP exceeds $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such quarter).

21
Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).

22
Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).

23
Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).

24
Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).

15

(B)           For the period commencing on the Original Issue Date and ending on but excluding the fifth anniversary of the Original Issue Date, if a cash dividend for the applicable quarter is being paid on the Common Stock, the Interest Rate shall be calculated based on the VWAP during the 37 Trading Days (taken as a whole unless VWAP information based in all such Trading Days taken as a whole is not available, in which case the Interest Rate shall be calculated on the average of the sum of each Trading Day's VWAP during such period) immediately prior to the meeting of the Board of Directors that approved such cash dividend and shall be (i) 8.00]25[11.00]26% of the Note Liquidation Preference if such VWAP is less than or equal to $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, is less or equal to the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such period), and (ii) [3.00]27[6.00]28% of the Note Liquidation Preference if such VWAP exceeds $2.50 as adjusted for any stock dividends, stock splits, combinations, recapitalizations, reclassifications or other similar events with respect to the Common Stock (or if listed or quoted in a currency other than Dollars, exceeds the equivalent of $2.50 (as so adjusted) based on the currency conversion rate on the last day of such period).]29

[(C) For the period commencing on and including the fifth anniversary of the Original Issue Date and ending on but excluding the seventh anniversary of the Original Issue Date, the Interest Rate shall be [15.00]30[18.00]31%.]32

[(D)] T[hereafter, t]he Interest Rate shall be [17.00]33[20.00]34%,

in each case subject to Section 1(c) hereof.  If the Interest Rate changes pursuant to subparagraphs [(A)-(D)] above during an Interest Period, the amount of Interest for each day during such Interest Period shall be calculated based on the Interest Rate in effect on such day.

The Initial Holder has agreed to provide the Corporation with the applicable VWAP at no cost in a timely manner upon request by the Corporation.  If the Initial Holder (or another Person designated to do so by the Initial Holder at the Initial Holder's expense) does not provide such VWAP in a timely manner, all references to VWAP for purposes of calculating the Interest Rate shall mean the average, volume adjusted closing price of the Common Stock as reasonably calculated by the Corporation for such periods.

25
Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).

26
Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).

27
Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).

28
Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).

29	Delete paragraphs (A) and (B) if the Holder's right to convert its Series B Preferred Shares into this Note is exercised on or after the fifth anniversary of the Original Issue Date.

30
Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).

31
Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).

32	Delete this paragraph if the Holder's right to convert its Series B Preferred Shares into this Note is exercised on or after the seventh anniversary of the Original Issue Date.

33
Use this rate if the Holder's right to convert its Series B Preferred Shares into this Note is exercised within the first six months following a Dividend Payment Default (as defined in the Statement of Designation).

34
Use this amount if the Holder's right to convert its Series B Preferred Shares into this Note is exercised more than six months following a Dividend Payment Default (as defined in the Statement of Designation).

16

"Liquidation Event" means the occurrence of a liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, or a sale of all or substantially all of the assets or properties of the Corporation individually or in a series of transactions.  A consolidation or merger of the Corporation with or into any other Person, individually or in a series of related transactions, shall not be deemed a Liquidation Event.

"Liquidation Preference" means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 4(a) hereof and with respect to any holder of any class or series of capital stock of the Corporation, the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Corporation so provide).

"Note Liquidation Preference" means a Liquidation Preference equal to (a) the Debt less (b) a distribution in connection with a Liquidation Event described in Section 4 of this Note which does not result in payment in full of the liquidation preference of this Note.

"Original Issue Date" shall mean January [?], 201435.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

"Preferred Shares" means any of the Corporation's preferred stock, par value $0.01 per share, however designated, which entitles the holder thereof to one or more preferences over shares of the Corporation's Common Stock.

"Principal" has the meaning set forth in the Preamble of this Note.

"Securities" has the meaning set forth in Section 2 of this Note.

"Senior Secured Debt" has the meaning set forth in Section 2 of this Note.

"Series B Preferred Shares" means the Series B Convertible Perpetual Preferred Shares of the Corporation, par value $0.01 per share.

"Statement of Designation" has the meaning set forth in the Preamble of this Note.

"Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

35	Insert first date on which a Series B Preferred Share is issued to any Holder (as such term is defined in the Statement of Designation).

17

"Unsecured Debt" has the meaning set forth in Section 2 of this Note.

["Vessel Value" of a particular vessel means the fair market value of such vessel which shall be conclusively determined by one Approved Shipbroker selected by the Corporation, which written determination may be no more than three (3) Business Days old and may be made with or without physical inspection of such vessel, on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer free of any existing charter or any other contract of employment in respect of such vessel; and after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.]36

"VWAP" means volume-weighted average price of the Common Stock.

For all purposes relevant to this Note: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words "include," "includes," or "including" are used, they are deemed followed by the words "without limitation;" and all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate proportional adjustment for stock splits, stock combinations, stock dividends and similar events.

10.           Sinking Fund.  The Debt shall not have the benefit of any sinking fund except, and only to the extent, as follows: in the event the Corporation fails to pay any Interest or other amount (other than the full amount of the Debt on the Maturity Date) when due or fails to pay full amount of the Debt on the Maturity Date, the Corporation will create a sinking fund for the sole purpose of paying Interest and such other amounts as provided herein (other than the full amount of the Debt on the Maturity Date) or the full amount of the Debt, as applicable; provided, however, that such sinking fund shall not be created if it would cause any additional breach or default under any then existing credit agreement, guarantee, security agreement or similar agreement to which the Corporation or any of its subsidiaries is a party.  The Corporation shall deposit into the sinking fund 80% of its Available Cash (or such lesser amount as may be permitted under any such credit agreement, guarantee, security agreement or similar agreement to which the Corporation or any of its subsidiaries is a party), as and when such funds become available, until all such accrued but unpaid Interest and other amounts or the full amount of the Debt, as applicable, has been paid.  Any excess funds remaining in the sinking fund after all such Interest and other amounts or the full amount of the Debt, as applicable, has been paid in full shall revert to the Corporation.  Notwithstanding the foregoing, the Corporation shall not enter into any agreement that would prohibit, impair or otherwise alter, or amend any existing agreement to prohibit, impair or otherwise alter, the Corporation's ability to perform any of its obligations in this Section 10, disregarding, for the purposes of this sentence, the proviso in the first sentence and parenthetical in the second sentence of this Section 10.

11.           Intentionally Omitted.

36	Delete this definition if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.

18

12.           Notices.  The Corporation will give notice to the Holder promptly following each adjustment of the Conversion Price, setting forth in reasonable detail the calculation of such adjustment(s).  In addition, if the Corporation (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, (ii) authorizes or approves, enters into any agreement contemplating or solicits shareholder approval for any Corporate Event, (iii) authorizes the sale of all or substantially all of the assets or properties of the Corporation or the voluntary dissolution, liquidation or winding up of the affairs of the Corporation, or (iv) undergoes a Change of Control, then the Corporation shall deliver to the Holder a notice describing the material terms and conditions of such event (but only to the extent such disclosure would not result in the dissemination of material, non-public information to the Holder) at least ten (10) calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.  All notices and other communications given or made pursuant hereto shall be in writing and delivered by hand or sent by registered or certified mail (postage prepaid, return receipt requested) or by nationally recognized overnight air courier service and shall be deemed to have been duly given or made as of the date delivered if delivered personally, or if mailed, on the third Business Day after mailing (on the first Business Day after mailing in the case of a nationally recognized overnight air courier service) to the parties at the following addresses:

If to the Corporation, to:

Euroseas, Ltd.
c/o Eurobulk Ltd.
4, Messoglou & Evropis St.
151 25, Maroussi
Greece
Attention: Aristides J. Pittas, Chairman, President & CEO

with a copy to (which shall not constitute notice):

Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Attention: Lawrence Rutkowski, Esq.

If to the Holder, to:

_______________________
_______________________
_______________________
_______________________

13.           Amendments and Waivers.  This Note may not be modified, amended, waived, extended, changed, discharged, or terminated orally or by any act or failure to act, but only by an instrument in writing signed by the Corporation and the Holder.

19

14.           Successors and Assigns.  This Note applies to, inures to the benefit of, and binds the successors of the parties hereto.  This Note may be assigned or otherwise transferred by the Holder from time to time in compliance with applicable securities laws without the consent of the Corporation, and in the event of any such assignment or transfer, the obligations of the Corporation hereunder shall inure to the benefit of all such assigns and successors.  In the event Holder assigns or otherwise transfers all or any part of this Note, the Corporation shall, upon the request of the Holder issue new Notes to effectuate such assignment or transfer.  The Corporation may not assign or delegate its obligations hereunder without the prior written consent of the Holder, and any purported assignment without such consent shall be void and of no effect.

15.           Governing Law; Consent to Jurisdiction; Service of Process.  This Note shall be governed by the laws of the State of New York without giving effect, to the extent permitted by applicable law, to any conflict of law principles that would result in the application of any other law.  Each party hereto agrees that all legal suits, actions or proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and, to the extent permitted by applicable law, hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such suit, action or proceeding.  Each of the Corporation and the Holder hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight air courier service (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  Notwithstanding the foregoing, the Corporation consents to process being served by or on behalf of the Holder in any suit, action or proceeding of the nature referred to in this Section 15 by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 12, to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 for the purpose of accepting service of any process in the United States on behalf of the Corporation. The Corporation hereby agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

16.           No Impairment. The Corporation will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will, at all times, in good faith, assist in carrying out of all the provisions of this Note and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

20

17.           Taxes. The Corporation shall pay any and all issue, stamp and other taxes that may be payable in respect of any conversion of all or any portion of the Debt.  The Corporation shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate of Common Stock in a name other than the Holder, and the Corporation shall not be required to issue or deliver any such certificate of Common Stock unless and until the Holder shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

18.           Lost or Stolen Note. Upon receipt by the Corporation of evidence of the loss, theft, destruction or mutilation of the original Note, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Corporation, and upon surrender and cancellation of the Note, the Corporation shall execute and deliver a new Note of like tenor and date.

19.           Severability.  The invalidity or unenforceability of any provisions of this Note in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Note in such jurisdiction or the validity, legality or enforceability of this Note, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the Corporation and the Holder hereunder shall be enforceable to the fullest extent permitted by law.  Upon such determination that any provision is invalid, illegal or incapable of being enforced, the Corporation and the Holder will negotiate in good faith to modify this Note so as to effect the original intent of the Corporation and the Holder as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

20.           Section Headings.  The section headings contained in this Note are solely for the purpose of reference, are not part of the agreement of the Corporation and the Holder and shall not in any way affect the meaning or interpretation of this Note.  All references in this Note to Sections are to sections of this Note, unless otherwise indicated.

21.           Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

22.           [Consent by Holder. The provisions of this Section 22 shall be in effect only so long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.  If the consent of the Holder is required pursuant to Section 5 hereunder, the Corporation shall promptly provide written notice to the Holder, which notice may be delivered by overnight courier (with a copy, which shall not be deemed notice, sent by email).  The Holder shall respond to the Corporation by delivering written notice of its consent, or decision to withhold such consent, within five (5) Business Days after receipt of such notice (not counting the day of receipt of such notice).  If the Holder has not delivered such notice within the five (5) Business Day period, the Holder shall be deemed to have given its consent.]37

37	Delete this Section if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.

21

23.           [Vessel Valuations.  So long as the Holder of this Note is Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates, until such time no Debt remains outstanding or accrued and unpaid, the Corporation shall provide to the Holder copies of all valuations of vessels that it or its direct or indirect subsidiaries own that the Corporation or any of its subsidiaries has in its possession on the Original Issue Date or that are prepared by unaffiliated third parties upon the Corporation's or any of its subsidiaries' request pursuant to the Corporation's or any of its subsidiaries' loan agreements or otherwise no later than two (2) Business Days after receipt of such valuations.  The Corporation or any of its subsidiaries shall provide any valuations of vessels prepared by the Corporation itself or such subsidiary for internal use, only upon request by the Holder.]38

[SIGNATURE PAGE FOLLOWS]

38	Delete this Section if the Holder is not Tennenbaum Opportunities Fund VI, LLC or one of its Affiliates.

22

IN WITNESS WHEREOF, the Corporation has caused this Note to be executed and dated the day and year first written above.

EUROSEAS, LTD.

By:
Name:
Title:

23

Exhibit 99.3

NUMBER

P

SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES

SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES

SHARES

EUROSEAS LTD.

PAR VALUE $0.01

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS IS TO CERTIFY THAT

IS THE OWNER OF

FULLY-PAID AND NON-ASSESSABLE SHARES OF THE PAR VALUE OF $0.01 EACH OF THE SERIES B CONVERTIBLE PERPETUAL PREFERRED SHARES OF

EUROSEAS LTD.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all of the provisions of the Amended and Restated Articles of Incorporation, as amended, including the Certificate of Designation of the Series B Convertible Perpetual Preferred Shares, and the Bylaws, as amended, of the Corporation (copies of which are on file with the Corporation and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents.

This certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

EUROSEAS LTD. CORPORATE SEAL 2005 REPUBLIC OF THE MARSHALL ISLANDS

SECRETARY

CHIEF FINANCIAL OFFICER

COUNTERSIGNED AND REGISTERED:
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
(Brooklyn, NY)
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

PROOF OF: JANUARY 23, 2014
EUROSEAS, LTD.
WO- 8046 FACE
OPERATOR: MR
REV.1

ABnote North America
711 ARMSTRONG LANE
COLUMBIA, TENNESSEE 38401
(931) 388-3003
SALES: HOLLY GRONER 931-490-7660

Colors Selected for Printing: Intaglio prints in SC-20 Dark Brown

COLOR: This proof was printed from a digital file or artwork on a graphics quality, color laser printer. It is a good representation of the color as it will appear on the final product. However, it is not an exact color rendition, and the final printed product may appear slightly different from the proof due to the difference between the dyes and printing ink.

NOTE: TEXT RECEIVED BY MODEM OR E-MAIL IS NOT PROOFREAD WORD FOR WORD.

PLEASE INITIAL THE APPROPRIATE SELECTION FOR THIS PROOF: ☐ OK AS IS ☐ OK WITH CHANGES ☐ MAKE CHANGES AND SEND ANOTHER PROOF

PREVIOUSLY PRINTED CERTIFICATE SCANNED FOR PROOFING.

Exhibit 99.4

FORM OF SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is dated as of January 26, 2014, between Euroseas Ltd., a Marshall Islands corporation (the "Company"), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a "Purchaser" and collectively the "Purchasers").

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1            Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

"Acquiring Person" has the meaning ascribed to such term in Section 4.4.

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

"Agreement" has the meaning ascribed to such term in the Preamble hereof.

"Anti-Corruption Laws" has the meaning ascribed to such term in Section 3.1(aa).

"Board of Directors" means the board of directors of the Company.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York are permitted or required by any applicable law to close.

"Closing" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

"Closing Date" means the day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers' obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the third Trading Day following the date hereof.

"COE" has the meaning set forth in Section 2.2(a)(ix).

 "Commission" means the United States Securities and Exchange Commission.

"Common Stock" means the common stock of the Company, par value $0.03 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

"Common Stock Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"Company" has the meaning ascribed to such term in the Preamble hereof.

"Company Counsel" means Seward & Kissel LLP.

"Company Party" has the meaning ascribed to such term in Section 4.6.

"Deposit" has the meaning ascribed to such term in Section 5.2.

"Disqualification Event" has the meaning ascribed to such term in Section 3.1(hh).

"Evaluation Date" has the meaning ascribed to such term in Section 3.1(r).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any successor act.

"GAAP" has the meaning ascribed to such term in Section 3.1(h).

"Investor Purchaser" means Tennenbaum Opportunities Fund VI, LLC.

"Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (a) indebtedness of such Person for money borrowed, and (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including guaranties of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

"indemnified party" has the meaning ascribed to such term in Section 4.7(a).

"indemnifying party" has the meaning ascribed to such term in Section 4.7(a).

"Issuer Covered Person" has the meaning ascribed to such term in Section 3.1(hh).

"Knowledge" means, when referring to the "knowledge" of a Person, or any similar phrase or qualification based on knowledge, the actual knowledge of the executive officers (or equivalent) of such Person (or if an individual, the actual knowledge of such individual), and the knowledge that each such Person would have reasonably obtained after making due and appropriate inquiry with respect to the particular matter in question.

"Lien" means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

"Material Adverse Effect" means a material adverse effect on the operations, liabilities, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, except that any of the following, either alone or in combination, shall not be deemed a Material Adverse Effect: (i) any general social, political or economic condition or event, the effects of which are not specific or unique to the Company, including stock market fluctuations, exchange rate fluctuations, or the consequences of the foregoing; (ii) the general condition of the industry in which the Company operates, including any change in such general industry conditions; (iii) effects caused by earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof; (iv) effects resulting from or relating to the announcement or disclosure of the sale of the Securities or other transactions contemplated by this Agreement, or (v) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action as required in accordance with this Agreement, or (vi) effects caused by the taking of any action by any Purchaser, its Affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, except, in the case of clauses (i), (ii) and (iii) to the extent that the Company is disproportionately affected by such condition, event or change as compared to other Persons engaged in the business in which the Company operates.

"Per Share Purchase Price" means $1,000.00.

"Permits" has the meaning ascribed to such term in Section 3.1(n).

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"Person Engaged Primarily in the Business" means a Person that (a) is not an Affiliate of a Purchaser, (b) is a bona fide competitor of the Company and (c) owns, leases or operates drybulk or container vessels as its primary business (but excludes any private equity or investment fund or their Affiliates with an investment in a Person so engaged, which private equity or investment fund or Affiliate holds such investment separate from its interest in the Company).

"Proceeding" means an action, claim, suit, inquiry, notice of violation, investigation or proceeding (including an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"Public Filing" means the SEC Reports and any Current Report on Form 6-K furnished to the Commission in the last two years prior to the date hereof.

"Purchaser" has the meaning ascribed to such term in the Preamble hereof.

"Purchaser Party" has the meaning ascribed to such term in Section 4.5.

"Registration Rights Agreement" means the Registration Rights Agreement between the Company and the Investor Purchaser, dated as of the date hereof, as it may be amended from time to time.

"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"SEC Reports" has the meaning ascribed to such term in Section 3.1(h).

"Securities" means shares of Series B Convertible Perpetual Preferred Shares, par value $0.01 per share, issued or issuable to any Purchaser pursuant to this Agreement.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and any successor act.

"Shareholders Rights Agreement Amendment" means an amendment to that certain shareholders rights agreement dated May 18, 2009 between the Company and American Stock Transfer and Trust Company, LLC, as rights agent, as amended, in a form acceptable to each Purchaser.

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

"Statement of Designation" means the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd.

"Subscription Amount" means, as to each Purchaser, the aggregate amount to be paid for Securities purchased hereunder as specified below such Purchaser's name on the signature page of this Agreement and next to the heading "Subscription Amount," in United States dollars and in immediately available funds.

"Subsidiary" means any subsidiary of the Company, and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

"Trading Day" means a day on which the principal Trading Market is open for trading.

"Trading Market" means the Nasdaq Global Select Market (or any successor thereto).

"Transaction Costs" has the meaning ascribed to such term in Section 5.2.

"Transaction Documents" means this Agreement, the Registration Rights Agreement, the Statement of Designation and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"Vessel" means a vessel set forth on Schedule IV hereto.

ARTICLE II

PURCHASE AND SALE

Section 2.1            Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of 30,700 Securities.  Each Purchaser shall deliver to the Company, via wire transfer funds equal to such Purchaser's Subscription Amount as set forth on the signature page hereto executed by such Purchaser, and the Company shall deliver to each Purchaser its respective Securities as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, or such other location (including remotely by exchange of electronic or .pdf documents) as the parties shall mutually agree.

Section 2.2             Deliveries.

(a)           On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)           this Agreement and the Registration Rights Agreement duly executed by the Company;

(ii)           a legal opinion of Company Counsel, substantially in the form of Exhibit A attached hereto;

(iii)          the Shareholders Rights Agreement Amendment;

(iv)           for each Purchaser, the certificate representing the Securities purchased by such Purchaser pursuant to this Agreement;

(v)           a copy of the Statement of Designation as filed with the Registrar of Corporations of the Republic of the Marshall Islands;

(vi)           a certificate of the Registrar of Corporations of the Republic of the Marshall Islands, dated within five Business Days of the Closing Date, to the effect that the Company is in good standing;

(vii)         cross-receipt executed by the Company and delivered to such Purchaser certifying that it has received the Purchase Price from such Purchaser as of the Closing Date;

(viii)        a certificate of the Secretary of the Company, on behalf of the Company, certifying as to (i) the articles of incorporation and bylaws of the Company then in effect, (ii) board resolutions, and committee resolutions, if any, authorizing the execution and delivery by the Company of each of the Transaction Documents, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby, including the issuance of the Securities and (iii) the incumbency and signatures of the officers or other authorized persons executing the Transaction Documents;

(ix)           certificates of ownership and encumbrance ("COEs") for each Vessel, which certificates shall be dated no earlier than five Business Days prior to the Closing Date;

(x)           a report from the Company's transfer agent identifying the number of shares of Common Stock outstanding on the Closing Date immediately prior to the Closing; and

(xi)           a certificate duly executed by an executive officer of the Company, dated as of the Closing Date, certifying as to the matters set forth in Sections 2.3(b)(i), (ii) and (iv).

(b)           On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i)           this Agreement and the Registration Rights Agreement duly executed by such Purchaser;

(ii)           a fully completed and duly executed Selling Shareholder Questionnaire in the form agreed between the Company and each Purchaser;

(iii)          such Purchaser's Subscription Amount by wire transfer to the account as specified in writing by the Company; and

(iv)          a cross-receipt executed by such Purchaser and delivered to the Company certifying that it or its agent has received the Securities from the Company as of the Closing Date.

Section 2.3            Closing Conditions.

(a)           The obligations of the Company hereunder in connection with the Closing in relation to each Purchaser are subject to the following conditions being met:

(i)           (x) the representations and warranties of each such Purchaser contained in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct when made and as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and (y) all other representations and warranties of each such Purchaser shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);

(ii)           all obligations, covenants and agreements of each such Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(iii)           the items set forth in Section 2.2(b) of this Agreement shall have been delivered by each such Purchaser to the Company;

(iv)           no law or regulation shall have been enacted or promulgated, and no action shall have been taken, by any governmental authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of any of the transactions contemplated hereby or makes any of the transactions contemplated hereby illegal; and

(v)           there shall not be pending any Proceeding by any governmental authority or any other Person seeking to restrain, preclude, enjoin or prohibit any transaction contemplated by this Agreement.

(b)           The obligations of each of the respective Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i)           (x) the representations and warranties of the Company contained in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct when made and as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and (y) all other representations and warranties of the Company shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only);

(ii)           all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed or waived by each Purchaser;

(iii)           the items set forth in Section 2.2(a) of this Agreement shall have been delivered by the Company to each Purchaser;

(iv)           since the date of this Agreement, no event or series of events shall have occurred that could reasonably be expected to have or to result in a Material Adverse Effect;

(v)           from the date hereof to the Closing Date, trading in the Common Stock shall not have been suspended by the Commission or the Company's Trading Market (except for any suspension of trading of limited duration agreed to by the Company in consultation with the Purchasers, which suspension shall be terminated prior to the Closing) and no suspension by the Commission or the Trading Market shall have been threatened, as of the Closing Date, either (A) in writing by the Commission or the Trading Market or (B) as a result of the Company falling below the minimum maintenance requirements of the Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any U.S. stock exchange, and no banking moratorium shall have been declared either by the United States or New York State authorities;

(vi)           no law or regulation shall have been enacted or promulgated, and no action shall have been taken, by any governmental authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of any of the transactions contemplated hereby or makes any of the transactions contemplated hereby illegal; and

(vii)           there shall not be pending any Proceeding by any governmental authority or any other Person seeking to restrain, preclude, enjoin or prohibit any transaction contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1            Representations and Warranties of the Company.  The Company hereby represents and warrants as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made only as of such date), to each Purchaser as follows:

(a)           Subsidiaries.  All of the direct and indirect subsidiaries of the Company are set forth in the Company's Public Filings.  The Company owns, directly or indirectly, all of the capital stock and other equity interests of each Subsidiary (except for Euromar LLC, in which it owns 14.29% of the equity interests) free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.  None of the Subsidiaries' capital stock is subject to preemptive rights or any other similar rights or any Liens.   There is no outstanding security or instrument of any Subsidiary that contains any redemption or similar provision, and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is or may become bound to redeem a security of the Company or any of the Subsidiaries.  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

(b)           Organization and Qualification.  Each of the Company and the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect.  No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)           Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company's shareholders in connection therewith.  Each Transaction Document has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)           No Conflicts.  The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby, and the applications of the proceeds therefrom, do not and will not (i) conflict with or violate or breach any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, indenture, mortgage, debt or other instrument (evidencing Indebtedness of the Company or any Subsidiary) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the filing or furnishing of the documents set forth in clauses (i) through (vi) of Section 3.1(e), conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of clause (ii), such as would not reasonably be expected to result in a Material Adverse Effect.

(e)           Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents other than (i) the filing of the Statement of Designation with the applicable authorities of the Marshall Islands, (ii) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (iii) filings required by applicable state securities laws, (iv) the filing of any requisite notices and/or application(s) to the Trading Market for the issuance and sale of the Securities, and (v) the filings or furnishings required in accordance with Section 4.3 of this Agreement.  No approval from the holders of outstanding shares of Common Stock is required by applicable law, the articles of incorporation or bylaws of the Company or the rules of the Trading Market (that are effective on the Company) in connection with the Company's issuance and sale of the Securities to the Purchasers.

(f)           Issuance of the Securities.  The Securities are duly authorized and, when issued and paid for in accordance with this Agreement will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.  The shares of Common Stock issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation are duly authorized and, when issued and paid for in accordance with the Statement of Designation, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.

(g)           Capitalization.  The capitalization of the Company is as set forth in the Public Filings.  The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than the issuance of 403,650 shares of Common Stock to employees pursuant to the Company's stock incentive plans.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents or otherwise to subscribe for the Securities.  Except as set forth in the Public Filings, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Common Stock or Common Stock Equivalents.  The issuance and sale of the Securities will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than as contemplated in the Statement of Designation) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. None of the Company's capital stock is subject to preemptive rights or any other similar rights or any Liens. There are no outstanding securities or instruments of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company or any of the Subsidiaries.  There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.  There are 50,000,000 shares of Common Stock reserved for issuance pursuant to existing options, warrants, convertible securities and agreements to issue securities.  The shares of Common Stock are listed on the Nasdaq Global Select Market, and the Company has not received any notice of delisting.

(h)           SEC Reports; Financial Statements.  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP"), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the consolidated results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(i)           Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent Public Filing filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not altered its method of accounting, (iii) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (iv) the Company has not issued any equity securities to any officer, director or Affiliate, except for 403,650 shares of Common Stock pursuant to existing Company stock incentive plans.  The Company does not have pending before the Commission any request for confidential treatment of information.

(j)           No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or could be reasonably expected to exist or occur with respect to the Company, any of the Subsidiaries or their respective business, properties, liabilities, prospects, operations (including results thereof) or condition (financial or otherwise), that could be reasonably likely to have a Material Adverse Effect.

(k)           Litigation.  Except as set forth in the Public Filings, there is no Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties or assets before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

(l)           Labor Relations.  No material labor dispute exists or has been threatened or, to the Knowledge of the Company, is imminent with respect to any of the employees of the Company or any Subsidiary.  No executive officer (as defined in Rule 501(f) promulgated under the Securities Act) or other key employee of the Company or any of the Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary.

(m)           Compliance.  Neither the Company nor any Subsidiary: (i) is in material default under or in material violation of (and no event has occurred that has not been corrected or unconditionally waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived or corrected), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body, or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, sanctions, product quality and safety and employment and labor matters, except in the case of (ii) and (iii) as would not individually, or in the aggregate, be reasonably expected to result in a Material Adverse Effect.

(n)           Regulatory Permits.  The Company and the Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses ("Permits"), and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any such Permit.

(o)           Title to Assets.  The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties.  All real or personal property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(p)           Patents and Trademarks.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports.

(q)           Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility (which term includes protection and indemnity clubs) against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged.  Neither the Company nor any Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)           Sarbanes-Oxley; Internal Accounting Controls.  Each of the Company and the Subsidiaries is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 and all applicable rules and regulations promulgated by the Commission thereunder. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company, and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.  The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Company's most recently filed Annual Report on Form 20-F under the Exchange Act (such date, the "Evaluation Date").  The Company presented in its Annual Report on Form 20-F most recently filed under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange Act).  The Company is not aware of any failures of such internal accounting controls.

(s)           Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of the Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed.

(t)           Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become an "investment company" subject to registration under the Investment Company Act of 1940, as amended.

(u)           Registration Rights.  Except pursuant to the agreements set forth in Schedule II hereto and except for any Purchaser, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

(v)           Listing and Maintenance Requirements.  The Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate, or which to its Knowledge is likely to have the effect of terminating, the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  The Company is, and has no reason to believe that it will not in the following 12 months from the date hereof continue to be, in compliance with all such listing and maintenance requirements.

(w)           Application of Takeover Protections.  The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's articles of incorporation (or similar charter documents) that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including as a result of the Company's issuance of the Securities, the Purchasers' ownership of the Securities, the conversion of the Securities into shares of Common Stock and the conversion of any convertible note issued pursuant to the Statement of Designation.

(x)           No Integrated Offering. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy, or otherwise negotiated, any security under circumstances that would cause this offering of the Securities to be integrated with any other offerings.

(y)           Solvency.  Based on the consolidated financial condition of the Company and the Subsidiaries as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the consolidated assets of the Company and the Subsidiaries exceeds the amount that will be required to be paid on or in respect of the Company's and the Subsidiaries' existing Indebtedness and other liabilities (including known contingent liabilities) as they mature, and (ii) the current cash flow of the Company and the Subsidiaries, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of their liabilities when such amounts are required to be paid.  Attached hereto on Schedule III, is a true, accurate and correct list of all agreements, credit facilities, indentures, mortgages, debts or other instruments causing any Indebtedness or other liabilities of the Company or any of the Subsidiaries, and the amount outstanding pursuant to each such agreement, credit facility, indenture, mortgage, debt or other instrument. The Company and the Subsidiaries have no Indebtedness or other liabilities other than as set forth on Schedule III.

(z)           Tax Status.  Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary (i) has made or filed all applicable United States federal and state income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.  None of the Company and the Subsidiaries is a Passive Foreign Investment Company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended.

(aa)           Foreign Corrupt Practices.  Neither the Company nor any Subsidiary, nor to the Knowledge of the Company, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any provision of the Foreign Corrupt Practices Act of 1977, as amended (collectively, "Anti-Corruption Laws").

(bb)           Accountants.  The Company's accounting firm is Deloitte Hadjipavlou, Sofianos & Cambanis S.A. and this firm has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. To the Knowledge of the Company, such accounting firm is a registered public accounting firm as required by the Exchange Act.

(cc)           Office of Foreign Assets Control.  Neither the Company nor any Subsidiary nor, to the Company's Knowledge, any director, officer, agent, employee or Affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the Company and the Subsidiaries and, to the Knowledge of the Company, all directors, officers, employees, agents and affiliates of the Company and the Subsidiaries are in compliance with all U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(dd)           Money Laundering.  The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial record-keeping and all reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, all applicable money laundering statutes and all applicable rules and regulations thereunder (collectively, the "Money Laundering Laws"), and no Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

(ee)           Environmental Matters. Neither the Company nor any of the Subsidiaries (i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), (ii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iii) is subject to any claim relating to any Environmental Laws; in each case, which violation, contamination, liability or claim has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and, to the Company's Knowledge, there is no pending or threatened investigation that might lead to such a claim.

(ff)           No Registration.  Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3.2, the issuance and sale of the Securities pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Company nor, to the Knowledge of the Company, any Person acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

(gg)           No General Solicitation or General Advertising.  Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities Act).

(hh)           No Disqualification Events.  None of the Company and its predecessors and affiliated issuers, and the directors, executive officers and other officers of the Company participating in the offering contemplated hereby, the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, the promoters (as that term is defined in Rule 405 under the Securities Act), if any, connected with the Company in any capacity at the time of sale, and the Persons, if any, that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Securities (each, an "Issuer Covered Person") is subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event.  There are no matters that would have triggered disqualification under Rule 506(d)(1) under the Securities Act but occurred before September 23, 2013.

(ii)           Shell Company Status.  The Company is not, and has not been for the last three years, an issuer identified in, or subject to, Rule 144(i) promulgated under the Securities Act.

(jj)           Form F-3 Eligibility. As of the date hereof, the Company has been, since the time of filing its most recent registration statement on Form F-3, and continues to be eligible to use Form F-3, subject to the limitation that any sale pursuant to a Form F-3 is no more than one-third of the aggregate market value worldwide of the voting and non-voting common equity held by non-affiliates of the Company pursuant to the provisions of General Instruction I.B.5 of Form F-3.

(kk)           Brokers and Finders.  Except as set forth on Schedule I hereto, no fees, commissions or other compensation are or will be payable by the Company to any broker, finder, or investment banker with respect to the purchase of the Securities or the consummation of any transaction contemplated by the Transaction Documents.

(ll)           Vessels.  Each Vessel is duly registered in the name of, and wholly-owned by, a Subsidiary, free and clear of all Liens, except as disclosed in the Public Filings and the COE for such Vessel.  Each such Vessel is classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, DNV GL Group or a classification society which is a full member of the International Association of Classification Societies and is in class with valid class and trading certificates, without any overdue recommendations.

Section 3.2            Representations and Warranties of the Purchasers.  Each Purchaser, for itself and for no other Purchaser, hereby severally represents and warrants as of the date hereof and as of the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made only as of such date) to the Company as follows:

(a)           Organization; Authority.  Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate, partnership or limited liability company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)           Understandings or Arrangements.  Such Purchaser understands that the Securities are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser's right to sell the Securities at any time in compliance with applicable federal and state securities laws).  Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c)           Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is either: (i) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act, (ii) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act, or (iii) both.  Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(d)           Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)           Access to Information.  Such Purchaser acknowledges that it has had the opportunity to review the Public Filings and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f)           Independent Investment Decision. Such Purchaser has independently evaluated the merits of its decision to purchase Securities pursuant to the Transaction Documents.  Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to such Purchaser in connection with the purchase of the Securities constitutes legal, tax or investment advice.  Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Securities.

(g)           Reliance on Exemptions.  Such Purchaser understands that the Securities being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities.

(h)           No Governmental Review.  Such Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(i)           Short Sales.  Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor to such Purchaser's Knowledge, has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) as of the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation and warranty set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities.  Notwithstanding the foregoing, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(j)           Confidentiality.  Other than to other parties to this Agreement, and to its advisors, Affiliates, direct or indirect investors and potential direct or indirect investors, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

(k)           Brokers and Finders.  No fees, commissions or other compensation are or will be payable by such Purchaser to any broker, finder, or investment banker with respect to the purchase of the Securities or the consummation of any transaction contemplated by the Transaction Documents.

(l)           No Disqualification Events.  None of such Purchaser and its predecessors and affiliated issuers, and the promoters (as that term is defined in Rule 405 under the Securities Act) connected with such Purchaser in any capacity at the time of sale is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. There are no matters that would have triggered disqualification under Rule 506(d)(1) under the Securities Act but occurred before September 23, 2013.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

Section 4.1            Transfer Restrictions.

(a)           Compliance with Laws.  Notwithstanding any other provision of this Article IV, each Purchaser covenants that the Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws.  In connection with any transfer of the Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation), other than (i) pursuant to an effective registration statement, (ii) to the Company, or (iii) pursuant to Rule 144 (provided that the relevant Purchaser provides the Company with reasonable assurances (in the form of seller and, if applicable, broker representation letters) that the Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) may be sold pursuant to such rule), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act.  As a condition of transfer, unless the transferee is acquiring securities of the Company pursuant to an effective registration statement or pursuant to Rule 144, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement with respect to such transferred Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) from and after the date of such transfer.

(b)           Legends.  All certificates evidencing the Securities (or shares of Common Stock into which the Securities may convert or upon conversion of any convertible note issued pursuant to the Statement of Designation), if any, and all statements representing uncertificated Securities (or shares of Common Stock into which the Securities may convert or upon conversion of any convertible note issued pursuant to the Statement of Designation), shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form, until such time as they are not required under Section 4.1(c):

NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THESE SECURITIES HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

(c)           Removal of Legends.  The legend set forth in Section 4.1(b) shall be removed and the Company shall issue a certificate (or issue in an uncertificated form) without such legend or any other legend to the holder of the applicable Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) or, with respect to Common Stock only, to such holder's broker or agent by electronic delivery at the applicable balance account at the Depository Trust Company, if (i) such Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) are sold pursuant to an effective registration statement under the Securities Act (provided that the relevant holder agrees to only sell such Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) during such time that the registration statement is effective and not withdrawn or suspended, and only as permitted by the registration statement), (ii) such Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) are sold or transferred pursuant to, and in accordance with all requirements of, Rule 144 (including, if applicable, the volume, manner-of-sale and notice filing provisions of Rule 144), or (iii) such Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions.  The Company shall bear all costs incurred by it or a Purchaser (other than legal fees and expenses incurred by such Purchaser) directly relating to the removal of the legend in accordance with this Section 4.1(c), provided that the Company shall not be liable for any transfer taxes relating to the issuance of a new certificate or statement in the name of any Person other than the relevant Purchaser and its Affiliates.

(d)           Acknowledgement.  Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom or in a transaction not subject to the registration requirements of the Securities Act, and that if Securities are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities (or shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation) as set forth in Section 4.1(c) is predicated upon the Company's reliance upon this understanding.

Section 4.2            Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

Section 4.3            Securities Laws Disclosure; Publicity.  The Company shall on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and issue a Current Report on Form 6-K (which shall include this Agreement, the Registration Rights Agreement and the Shareholders Rights Agreement Amendment as exhibits thereto) disclosing the material terms of the transactions contemplated hereby, and including the Transaction Documents as exhibits thereto within the time and as required by the Exchange Act.  From and after the issuance of such press release, the Company shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of the Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents.

Section 4.4            Shareholder Rights Plan.  No claim will or may be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an "Acquiring Person" under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.  The Purchasers will not, by execution of the Transaction Documents and consummation of the transactions contemplated thereby, be deemed an "Acquiring Person" or cause a "Triggering Event" pursuant to that certain shareholders rights agreement dated May 18, 2009 between the Company and American Stock Transfer and Trust Company, LLC, as rights agent, as amended.

Section 4.5            Indemnification of Purchasers.  Subject to the provisions of this Section 4.5, the Company will indemnify and hold each Purchaser and its shareholders, members, partners, direct and indirect investors, directors, managers, officers, employees, Affiliates and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the shareholders, members, partners, direct and indirect investors, directors, managers, officers, employees, Affiliates and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a "Purchaser Party") harmless from any and all losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and disbursements and costs of investigation, defending or preparing to defend  that any such Purchaser Party may suffer or incur (irrespective of whether any such Purchaser Party is a party to the Proceeding for which indemnification hereunder is sought) as a result of or relating to (a) any misrepresentation or any breach of any of the representations, warranties, obligations, covenants or agreements made by the Company in this Agreement or in any other Transaction Document, (b) any Proceeding instituted against a Purchaser in any capacity, or any of them or their respective Affiliates, with respect to any of the transactions contemplated by the Transaction Documents (unless such Proceeding is based upon a misrepresentation by such Purchaser or a breach of such Purchaser's representations, warranties, obligations, covenants or agreements under any Transaction Document or any agreements or understandings such Purchaser may have with any such shareholder or any violations by such Purchaser of state or federal securities laws or any conduct by such Purchaser which constitutes fraud, gross negligence or willful misconduct), (c) any Proceeding brought or made against any Purchaser Party by a third party (including for these purposes a derivative Proceeding brought on behalf of the Company or any Subsidiary) and arising out of or relating to any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities.  The indemnity agreements contained herein shall not be an exclusive remedy but shall be in addition to any cause of action or similar right in law or in equity of any Purchaser Party against the Company or others, and any liabilities the Company may be subject to pursuant to law.

Section 4.6            Indemnification of Company.  Each Purchaser, severally and not jointly with the other Purchasers, will indemnify and hold harmless the Company, and its officers, directors, controlling persons, agents, advisors, representatives and employees (each, a "Company Party"), from any and losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and disbursements and costs of investigation, defending or preparing to defend  that any such Company Party may suffer or incur (irrespective of whether any such Company Party is a party to the Proceeding for which indemnification hereunder is sought) as a result of or relating to any misrepresentation or any breach of any of the representations, warranties, obligations, covenants or agreements made by such Purchaser in this Agreement or in any other Transaction Document to which it is a party. The indemnity agreements contained herein shall not be an exclusive remedy but shall be in addition to any cause of action or similar right in law or in equity of the Company against such Purchaser or others and any liabilities such Purchaser may be subject to pursuant to law.

Section 4.7             Conduct of Indemnification Proceedings; Contribution.

(a)           Promptly after receipt by a Purchaser Party (in accordance with Section 4.5) or a Company Party (in accordance with Section 4.6) of notice of the commencement of any Proceeding thereof made in writing for which the relevant indemnified party may make a claim under Section 4.5 or Section 4.6 (in such capacity an "indemnified party"), such indemnified party shall deliver to the Company or the relevant Purchaser, as applicable (in such capacity, the "indemnifying party") a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel retained by the indemnifying party (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties) except as set forth below; provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such Proceeding, if not otherwise known by the indemnifying party, shall relieve such indemnifying party of any liability to the indemnified party under Section 4.5 or Section 4.6 to the extent of any material prejudice or forfeiture of substantial rights or defenses resulting therefrom but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to Section 4.5 or Section 4.6.  All fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such Proceeding) shall be paid to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party so long as such indemnified party shall have provided the indemnifying party with a written undertaking to reimburse the indemnifying party for all amounts so advanced if it is ultimately determined that the indemnified party is not entitled to indemnification under Section 4.5 or Section 4.6, as applicable.  Each indemnified party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such Proceeding in a timely manner or (iii) an indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such Proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such Proceeding or separate but substantially similar or related Proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one additional firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties).  No indemnifying party shall be liable to an indemnified party for any settlement of any Proceeding without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)           If the indemnification required by Section 4.5 or Section 4.6 from the relevant indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs or expenses referred to in Section 4.5 or Section 4.6:

(i)           The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, liabilities, obligations, claims, contingencies, damages, penalties, fees, costs and expenses, as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.  The amount paid or payable by a party as a result of the losses, liabilities, obligations, claims, contingencies, penalties, fees, damages, fines, charges, contingencies, costs and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 4.5 and Section 4.6, all legal and other fees and expenses reasonably incurred by such party in connection with any Proceeding.

(ii)           The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 4.7(b) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 4.7(b)(i).  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 4.8            Listing of Common Stock. The Company hereby agrees to use reasonable commercial efforts (i) to maintain the listing or quotation of the Common Stock on the Trading Market on which it is currently listed and (ii) to maintain the listing or quotation of the Common Stock on any market of The Nasdaq Stock Exchange or the New York Stock Exchange.

Section 4.9            Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company's securities during the period commencing with the execution and delivery of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3.  Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company (or should be publicly disclosed in accordance with Section 4.3) pursuant to the initial press release as described in Section 4.3, such Purchaser will maintain the confidentiality of the existence and terms of this transaction, except that such Purchaser may disclose the existence and terms of the transactions to its Affiliates and to professionals on a need-to-know basis and to the extent required by law or the rules or regulations of applicable regulatory authorities.  In the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

Section 4.10          Participation in Certain Future Offerings. The Investor Purchaser agrees that if the Company conducts a public underwritten offering as set forth in Section 7(b) of the Statement of Designation and provides notice of such offering to the Investor Purchaser requesting participation by the Investor Purchaser in such offering, the Investor Purchaser will commit to sell in such offering an aggregate number of shares of Common Stock (to be determined by the Investor Purchaser at its option) between (i) 5% of the Common Stock that is convertible from the Securities purchased by the Investor Purchaser on the date notice of such offering is provided by the Company to the Investor Purchaser (based on the conversion price in effect on the date of the filing of the Statement of Designation, subject to anti-dilution adjustments), and (ii) 45% of the minimum offering size (in each case, subject to any underwriter cutback and approval) of such offering.  The specific number of shares of Common Stock to be sold by the Investor Purchaser shall be at its own option.  The Investor Purchaser further agrees to notify the Company of the amount it commits to sell in such offering no later than 10 Business Days after the Company has provided notice of such underwritten offering to the Investor Purchaser, unless such period is extended by the Company.  If the Investor Purchaser fails to respond to the Company's notice within 10 Business Days after the Company has provided such notice, the Company may complete the underwritten offering without participation by the Investor Purchaser and may decrease the size of such offering by the amount set forth in clause (i) of the preceding sentence.

Section 4.11          Acquisition of Voting Securities of the Company by the Investor Purchaser.  The Investor Purchaser agrees to not and to cause its Affiliates to not (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company in excess of 5% of the issued and outstanding stock of the Company or any Subsidiary thereof over the amount the Investor Purchaser owns on the date hereof (except for shares of Common Stock or other securities issuable upon conversion of the Securities or upon conversion of any convertible note issued pursuant to the Statement of Designation, and except for additional securities issued by the Company pursuant to the Statement of Designation (including PIK Shares, as defined therein)), (ii) make, or in any way participate, directly or indirectly in any "solicitation" of "proxies" to vote (as such terms are used in the rules of the Commission), or seek to advise or influence the management, members of the Board of Directors or policies of the Company; (iii) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act in order to accomplish any of the foregoing clauses (i) and (ii); or (iv) advise, assist or encourage any other Person in connection with the foregoing.  For the avoidance of doubt, the provisions of this Section 4.11 shall not impair in any way the voting rights granted to holders of Securities in Section 5 of the Statement of Designation (and for any member of the Board of Directors elected by the holders of Securities to act in a manner he or she deems necessary or appropriate) or the voting rights as a holder of shares of Common Stock, the Securities or other securities of the Company.

Section 4.12          Board Nominations.  Each Purchaser, severally and not jointly with the other Purchasers, agrees that for so long as it owns any Securities or other voting securities of the Company, it will not nominate any candidate as a potential director to the Board of Directors other than (a) any director it is permitted to elect under the Statement of Designation and (b) any nominations supported by the Board of Directors.

Section 4.13          Future Short Sales.  The Investor Purchaser agrees that it will not and will cause its Affiliates to not engage directly or indirectly in any Short Sales of the Common Stock at any time that the Investor Purchaser holds any Securities.

Section 4.14         Transfer of Shares by the Investor Purchaser.  Except to the extent prohibited by law, the Investor Purchaser may transfer its Securities (and shares of Common Stock or other securities issuable upon conversion of the Securities and upon conversion of any convertible note issued pursuant to the Statement of Designation) and the rights and obligations relating thereto under any Transaction Document to any Person (other than a Person Engaged Primarily in the Business or other than to a Person that has an Affiliate that is a Person Engaged Primarily in the Business); provided that any proposed permitted transferee must, unless the transferee is acquiring securities of the Company pursuant to an effective registration statement or pursuant to Rule 144, agree in writing to comply with and be bound by the provisions of Sections 4.10, 4.11, 4.12 and 4.13 hereof.

Section 4.15          Use of Proceeds.  The Company shall use the net proceeds from the sale of the Securities to acquire one or more drybulk and/or container vessels for use in the business of the Company as currently conducted, and the remainder for general corporate purposes (subject to the Board's determination that market conditions require all net proceeds to be used for general corporate purposes; provided, however that (i) no net proceeds from the sale of the Securities shall be dividended by the Company to its holders of Common Stock, and (ii) the net proceeds from the sale of the Securities shall not be used by the Company to fund any operating losses of the Company or any Subsidiary if the Company issues any dividends to its holders of Common Stock).

Section 4.16          Regulation D Information.  Each Purchaser agrees to provide any reasonable documentation or information regarding itself and its beneficial owners requested by the Company in connection with the provisions under Rule 506(d) of Regulation D under the Securities Act, which may prohibit the Company from relying on the Rule 506 offering exemption if one or more of its significant equity holders has had a Disqualification Event.

Section 4.17          Ongoing Compliance with Laws.  The Company agrees that it will operate, and will cause its Subsidiaries to operate, and will cause the directors, officers, agents, employees and Affiliates of the Company and the Subsidiaries to operate, the Company and the Subsidiaries at all times in compliance with all applicable Money Laundering Laws, Anti-Corruption Laws and U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 4.18          Additional Registration Rights Agreements.  The Company agrees that it will upon request enter into a registration rights agreement with any Purchaser other than the Investor Purchaser, which registration rights agreement shall be substantially similar to, and in any event be no more favorable than, the Registration Rights Agreement.

ARTICLE V

MISCELLANEOUS

Section 5.1            Termination.  This Agreement may be terminated by the Investor Purchaser, as to its obligations hereunder only and without any effect whatsoever on the obligations between any of the other parties, by written notice to the other parties, if the Closing has not been consummated on or before 14 days from the date hereof; provided, however, that no such termination will affect the right of any party hereto to sue for breach by the other party (or parties) hereto.

Section 5.2            Fees and Expenses.  The Company shall pay all transaction expenses, including reasonable legal costs and disbursements, incurred by the Investor Purchaser in connection with negotiating and documenting the terms of the Transaction Documents ("Transaction Costs").  The Company has previously provided to Tennenbaum Capital Partners, LLC, as agent for the Investor Purchaser, a deposit of $50,000 (the "Deposit"), which Deposit shall be applied by Tennenbaum Capital Partners, LLC from time to time to cover the Investor Purchaser's Transaction Costs.  Any portion of the Deposit remaining with Tennenbaum Capital Partners, LLC after the payment of Transaction Costs after Closing, if any, will promptly be returned to the Company; provided that if the date of this Agreement is after January 31, 2014 and the Company has conducted its negotiations to complete and enter into the Transaction Documents in good faith, the Transaction Costs to paid by the Company will be limited to $150,000.  For the avoidance of doubt, fees related to the registration of the Common Stock pursuant to the terms of the Registration Rights Agreement, including the preparation and filing of a shelf registration statement, shall be borne by the Company and are not limited by this Section 5.2 and are not part of the Transaction Costs.  The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions relating to or arising out of the transactions contemplated hereby pursuant to Section 3.1(kk).  Such placement agent's fees, financial advisory fees, or brokers' commissions are not limited by this Section 5.2 and are not part of the Transaction Costs.

Section 5.3            Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto contain the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties hereto acknowledge have been merged into such documents, exhibits and schedules.

Section 5.4            Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via email or facsimile at the email address or facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email or facsimile at the email address or facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party hereto to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto.

Section 5.5            Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Investor Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party hereto to exercise any right hereunder in any manner impair the exercise of any such right.

Section 5.6            Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 5.7           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser.  Subject to Section 4.14, any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities.

Section 5.8            No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Section 5.9            Governing Law; Jurisdiction; Consent to Service of Process.  This Agreement shall be governed by the laws of the State of New York without giving effect, to the extent permitted by applicable law, to any conflict of law principles that would result in the application of any other law.  Each party hereto agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and, to the extent permitted by applicable law, hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper or is an inconvenient venue for such Proceeding.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  Notwithstanding the foregoing, the Company consents to process being served by or on behalf of any Purchaser in any Proceeding of the nature referred to in this Section 5.9 by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 5.4, to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 for the purpose of accepting service of any process in the United States on behalf of the Company. The Company hereby agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such Proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

Section 5.10          WAIVER OF JURY TRIAL.  IN ANY PROCEEDING IN ANY JURISDICTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT AND BROUGHT BY ANY PARTY HERETO AGAINST ANY OTHER PARTY HERETO, EACH OF THE PARTIES HERETO KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

Section 5.11          Survival.  The representations and warranties contained in Article III hereof and the agreements set forth in Article IV hereof shall survive the Closing and the delivery of the Securities.

Section 5.12          Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party hereto, it being understood that both parties need not sign the same counterpart.  The delivery of an executed counterpart of the signature page to this Agreement by telecopier or electronic mail shall be effective as delivery of an original executed counterpart of this Agreement.

Section 5.13         Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties hereto that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

Section 5.14          Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Securities pursuant to the Transaction Documents has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser and any of its agents or employees shall have any liability to any other Purchaser relating to or arising from any such information, materials, statement or opinions. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.

Section 5.15          Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

Section 5.16          Construction. The parties hereto agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents.  In addition, each and every reference to share prices and shares of Common Stock in this Agreement shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the date of this Agreement. All references in this Agreement to Articles and Sections are to articles and sections of this Agreement, unless otherwise indicated.  The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation."

Section 5.17          Knowledge.  The rights of each Purchaser to indemnification or any other remedy under this Agreement shall not be impacted or limited by any knowledge that such Purchaser may have acquired, or could have acquired, whether before or after the Closing Date, nor by any investigation or due diligence by such Purchaser. The Company hereby acknowledges that, regardless of any investigation made (or not made) by or on behalf of each Purchaser, and regardless of the results of any such investigation, each Purchaser has entered into this transaction in express reliance upon the representations, warranties and covenants of the Company made in this Agreement.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

EUROSEAS LTD.

By:
Name:
Title:

Address:

Email Address:
Facsimile Number:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR EACH PURCHASER FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice of Purchaser:

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount:	$

Securities:

EIN Number:

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice of Purchaser:

Address for Delivery of Securities for Purchaser (if not same as address for notice):

Subscription Amount:	$

Securities:

EIN Number:

Schedule I

Brokers

Schedule II

Registration Rights Agreements

Schedule III

Indebtedness

Schedule IV

Vessels

Exhibit 99.5
REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this "Agreement") is entered into as of January 26, 2014, by and among Euroseas Ltd., a Marshall Islands corporation (together with its successors, the "Company"), Tennenbaum Opportunities Fund VI, LLC, a Delaware limited liability company ("Tennenbaum" and, together with its successors and permitted assigns, and subject to the additional terms provided for such definition in Section 1 hereof, the "Holder"), and Friends Investment Company, Inc., a Marshall Islands corporation ("FIC").

Recitals

WHEREAS, pursuant to the terms of that certain Purchase Agreement among the Company and the Holder dated as of the date hereof (as amended from time to time, the "Purchase Agreement"), the Holder has acquired Series B Convertible Perpetual Preferred Shares of the Company (the "Series B Preferred Shares");

WHEREAS, FIC is beneficially owned and controlled by the founders of the Company and owns, as of the date hereof, 19,224,006 shares of common stock having a par value of $0.03, of the Company ("Common Stock");

WHEREAS, FIC and the Company are party to that Registration Rights Agreement, dated as of November 2, 2005, as amended from time to time (the "FIC Agreement"); and

WHEREAS, in order to induce the Holder to consummate the transactions contemplated by the Purchase Agreement, the Company has agreed to grant independently to the Holder the registration rights set forth in this Agreement.

NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, hereby agree as follows:

Section 1.   Definitions.

As used in this Agreement, the following capitalized defined terms shall have the following meanings:

"Affiliate" means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, "control" (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Agent" means the principal placement agent on an agented placement of Registrable Securities.

"Agreement" has the meaning set forth in the Preamble hereof.

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"Approved Underwriters" means any of the following or their respective successors or Affiliates: Barclays Capital Inc.; Citigroup Global Markets Inc.; Credit Suisse Securities (USA) LLC; Deutsche Bank Securities Inc.; Goldman, Sachs & Co.; Jefferies LLC; J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. LLC; RBC Capital Markets LLC; Stifel, Nicolaus & Company, Incorporated; UBS Securities LLC; and Wells Fargo Securities LLC.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York are permitted or required by any applicable law to close.

"Commission" means the Securities and Exchange Commission.

"Common Stock" has the meaning set forth in the Recitals hereof.

"Company" has the meaning set forth in the Preamble hereof.

"Company Public Sale" shall have the meaning set forth in Section 2(b).

"Conversion Price" means the Conversion Price as defined (and as adjusted) in the Statement of Designation, or, if the promissory note attached to the Statement of Designation has been issued, then the Conversion shall be as defined (and as adjusted) in such issued promissory note.

"Conversion Shares" means the Common Stock issued or issuable upon conversion of the Series B Preferred Shares or upon conversion of any promissory notes into which Series B Preferred Shares have been converted under the Statement of Designation.

"Cutback" has the meaning set forth in Section 2(a).

"Event" has the meaning set forth in Section 2(e).

"Event Date" has the meaning set forth in Section 2(e).

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor act.

"FIC" shall have the meaning set forth in the Preamble hereof.

"FIC Agreement" has the meaning set forth in the Recitals hereof.

"FIC Registrable Securities" means all of the shares of Common Stock that FIC has requested to be registered under the Securities Act by the Company, pursuant to the FIC Agreement.

"FIC Underwritten Offering" has the meaning set forth in Section 2(d).

"FINRA" means the Financial Industry Regulatory Authority.

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"Holdback Period" has the meaning set forth in Section 4(d).

 "Holder(s)" has the meaning set forth in the Preamble hereof, and shall include the transferee of any or all of such Person's Registrable Securities acquiring rights in accordance with Section 8(j) hereof whenever such Person owns of record Registrable Securities.  If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company may act upon the basis of the instructions, notice or election received from the registered owner of such Registrable Securities.

 "Other Permitted Restrictions" has the meaning set forth in Section 2(a).

"Person" means an individual, partnership, corporation, limited liability company, trust, estate, or unincorporated organization, or other entity, or a government or agency or political subdivision thereof.

"Piggyback Registration" has the meaning set forth in Section 2(b).

"Prospectus" means the prospectus included in a registration statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement or free-writing prospectus with respect to the terms of the offering of any portion of the Registrable Securities covered by a registration statement, and by all other amendments and supplements to such prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

"Purchase Agreement" has the meaning set forth in the Recitals hereof.

"Registrable Securities" means (i) the Conversion Shares; (ii) any securities issued pursuant to a stock split or a reclassification of, or in substitution for, any Conversion Shares; and (iii) any securities issued in exchange for or in substitution of Conversion Shares in any merger, combination or reorganization of or similar transaction involving the Company.  For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the then-existing right to acquire such Registrable Securities (by conversion, exchange, purchase or otherwise), whether or not such acquisition has actually been effected and whether or not the Company or any other Person has the right to redeem the securities exchangeable for the Registrable Securities in lieu of issuing the Registrable Securities.

"Registration Statement" means any registration statement of the Company pursuant to the requirements of the Securities Act which covers the issuance or resale of the Registrable Securities (including a registration statement registering for sale any Registrable Securities pursuant to a Piggyback Registration) on such form as the Company is eligible to use under Rule 415, or any similar rule that may be adopted by the Commission, and all amendments and supplements to such registration statement, including post-effective amendments, in each case including any Prospectus, all exhibits thereto and all materials incorporated by reference therein, and including any information deemed to be a part thereof as of the time of effectiveness pursuant to Rule 430A, 430E or 430C.

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"Rule 144," "Rule 144A," "Rule 145," "Rule 158," "Rule 415," "Rule 424," "Rule 430A," "Rule 430C," "Rule 430E," "Rule 433" or "Rule 461" means Rule 144, Rule 144A, Rule 145, Rule 158, Rule 415, Rule 424, Rule 430A, Rule 430C, Rule 430E, Rule 433 and Rule 461, respectively, promulgated under the Securities Act, and any successor rule or regulation under the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended from time to time, and any successor act.

"Selling Holder" means, with respect to a specified Registration Statement pursuant to this Agreement, any Holder whose Registrable Securities are included in such Registration Statement.

"Series B Preferred Shares" has the meaning set forth in the Recitals hereof.

"Statement of Designation" means the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of the Corporation filed with the Registrar of Corporations of the Republic of the Marshall Islands.

"Tennenbaum Underwritten Offering" has the meaning set forth in Section 2(d).

 "Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

"Transfer" means and includes the act of selling, giving, transferring, creating a trust (voting or otherwise), assigning or otherwise disposing of (other than pledging, hypothecating or otherwise transferring as security or any transfer upon any merger or consolidation) (and correlative words shall have correlative meanings); provided, however, that any transfer or other disposition upon foreclosure or other exercise of remedies of a secured creditor after an event of default under or with respect to a pledge, hypothecation or other transfer as security shall constitute a Transfer.

"Underwriters' Representative" means the managing underwriter, or, in the case of a co-managed underwriting, the managing underwriter designated as the Underwriters' Representative by the co-managers.

"Underwritten Offering" has the meaning set forth in Section 4(d) and shall include a Tennenbaum Underwritten Offering and a FIC Underwritten Offering.

"Violation" has the meaning set forth in Section 6(a)(i).

"VWAP" means volume-weighted average price.

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Section 2.   (a)  Shelf Registration Statement.  Not later than sixty (60) days after the date hereof, the Company shall file a Registration Statement providing for the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders' Registrable Securities.  The Company will use its reasonable efforts to cause such Registration Statement to be declared effective by the Commission within one hundred eighty (180) days after the date hereof. The Company agrees to use its best efforts to keep the Registration Statement continuously effective with respect to all Registrable Securities of such Holder or Holders for a period expiring on the earlier of (x) the date on which all of such Holder's Registrable Securities have been sold pursuant to the Registration Statement, and (y) when all Registrable Securities may be resold pursuant to Rule 144 without any volume or manner of sale limitations, and further agrees during such period to supplement or amend the Registration Statement, if and as required by the rules, regulations or instructions applicable to the registration form used by the Company for such Registration Statement or by the Securities Act or by any other rules and regulations thereunder for a shelf registration to the extent necessary to ensure that it is available for resales by the Holder of the Registrable Securities (or, if necessary, file a new Registration Statement providing for the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders' Registrable Securities).  Notwithstanding the foregoing, the Company shall be permitted to suspend the use of any then effective Registration Statement if the Chief Executive Officer or the Chief Financial Officer of the Company certifies to the Holders in writing of (i) the existence of circumstances relating to a material pending development, including the need to update or modify financial information or a pending or contemplated material acquisition or merger or other material transaction or event, which would require additional disclosure by the Company in the Registration Statement of previously non-public material information which the Company in its good faith judgment has a bona fide business purpose for keeping confidential and the nondisclosure of which in the Registration Statement might cause the Registration Statement to fail to comply with applicable disclosure requirements, or (ii) the unavailability of financial statements required by Form F-3 or such other form of Registration Statement as the Company is eligible to use; provided, however, that the Company may not delay, suspend or withdraw a Registration Statement more than ninety (90) days in the aggregate during any period of twelve (12) consecutive months pursuant to this Section 2(a); and provided, further, that the Holders acknowledge and accept that in addition to the 90-days referenced above, they may not be permitted to sell their Registrable Securities even after such a Registration Statement is filed and effective, due to any restrictions under applicable securities laws, including as a result of any "blackout" periods adopted by the Company and applicable to the Company's directors or any Holdback Periods (collectively, "Other Permitted Restrictions").  The Company is not required to file a separate Registration Statement, but may file one Registration Statement covering the Registrable Securities held by more than one Holder.  If, as a result of applicable law or based upon comments received by the Commission, all of the Registrable Securities to be included in the Registration Statement cannot be so included (a "Cutback"), then the Company shall only include in the Registration Statement the number of Registrable Securities permitted to be so included (reduced pro rata) and the Company shall thereafter prepare and file additional Registration Statements as soon as permitted to register for resale any Registrable Securities previously omitted from the Registration Statement and any such failure to register for resale any such Registrable Securities due to a Cutback shall not count towards the 90-day period referenced above.  The Company understands and agrees that the effectiveness of the Registration Statement may be required to be maintained for greater than three (3) years.  Notwithstanding anything herein to the contrary, if, for any reason, a Registration Statement is not in effect after one hundred eighty (180) days from the date hereof (other than for the reasons set forth in this Section 2(a) or because such Registration Statement has not been declared effective by the Commissions despite the Company's best efforts, provided that the Company shall continue its best efforts to have the Registration Statement declared effective as soon as possible), each Holder shall, subject to Section 2(d) in the case of an underwritten offering, have the right to require the Company to register under the Securities Act all or part of the Registrable Securities.

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(b) Piggy-Back Registration.  (i) If the Company at any time proposes to file a registration statement on Form F-1, F-3 or otherwise, with respect to any offering of its equity securities for its own account or for the account of any other Persons (other than (i) a Registration under Section 2(a), (ii) a registration statement on Form F-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (iii) a registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (iv) a registration not otherwise covered by clause (ii) above pursuant to which the Company is offering to exchange its own securities for other securities, (v) a registration statement relating solely to dividend reinvestment or similar plans or (vi) a shelf registration statement pursuant to which only the initial purchasers and subsequent transferees of debt securities of the Company or any of its subsidiaries that are convertible or exchangeable for Common Stock and that are initially issued pursuant to Rule 144A and/or Regulation S (or any successor provisions) of the Securities Act may resell such notes and sell the Common Stock into which such notes may be converted or exchanged (each of clauses (i)-(v), a "Company Public Sale")), including an offering of its equity securities requested after the date hereof pursuant to the FIC Agreement, then, as soon as practicable (but in no event less than 10 days prior to the proposed date of filing of such registration statement), the Company shall give written notice of such proposed filing to the Holders, and such notice shall offer each Holder the opportunity to register under such registration statement such number of Registrable Securities as such Holder may request in writing delivered to the Company within ten (10) days of delivery of such written notice by the Company.  Subject to Sections 2(b), (c) and (d), the Company shall include in such registration statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a "Piggyback Registration"); provided, that if at any time after giving written notice of its intention to register any equity securities and prior to the effective date of the registration statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to register or to delay registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to register its, his or her Registrable Securities in such registration statement and, thereupon, (1) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses in connection therewith, to the extent payable) and (2) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering the other equity securities covered by such Piggyback Registration.  If the offering pursuant to such registration statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Sections 2(b), (c) and (d).  If the offering pursuant to such registration statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 2(b), and each Holder making a request for a Piggyback Registration pursuant to this Section 2(b) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Sections 2(b), (c) and (d).  Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such registration statement; provided, however, that except as set forth above, if a Holder voluntarily withdraws all of its Registrable Securities from a Piggyback Registration, the Company shall not be liable for any Registration Expenses incurred by such Holder and such Holder shall promptly reimburse the Company for any such amounts received from the Company.

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 (c)           Priority of Piggyback Registration.  If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be (i) first, 100% of the securities that the Company proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Registration, which such number shall be allocated pro rata among the Holders and any other Persons that have requested to participate in such Registration based on the relative number of Registrable Securities then held by each such Holder and such other Persons (provided that any securities thereby allocated to a Holder or other Person that exceed such Holder's or other Person's request shall be reallocated among the remaining requesting Holders and other Persons in like manner), and (iii) third, and only if all of the Registrable Securities referred to in clause (ii) have been included in such Registration, any other securities eligible for inclusion in such Registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such Registration.

(d)           Underwriting Procedures.  If Tennenbaum so elects, the Company shall use its commercially reasonable efforts to cause the offering made pursuant to Section 2(a) to be in the form of an Underwritten Offering (a "Tennenbaum Underwritten Offering"); provided, however, that if FIC has previously requested that the Company cause an Underwritten Offering of the FIC Registrable Securities (a "FIC Underwritten Offering"), then Tennenbaum may not cause the Company to conduct a Tennenbaum Underwritten Offering until ninety (90) days following the completion of the FIC Underwritten Offering.  Similarly, FIC may elect to cause the Company to conduct a FIC Underwritten Offering; provided, however, that if Tennenbaum has previously requested that the Company cause a Tennenbaum Underwritten Offering, then FIC may not cause the Company to conduct a FIC Underwritten Offering until ninety (90) days following the completion of the Tennenbaum Underwritten Offering.  In connection with any Tennenbaum Underwritten Offering or FIC Underwritten Offering, as applicable, none of the Registrable Securities held by any Holder making a request for inclusion of such Registrable Securities or FIC Registrable Securities, as applicable, shall be included in such FIC Underwritten Offering or Tennenbaum Underwritten Offering, respectively, unless such Holder or FIC, as applicable, accepts the terms of the offering as agreed upon by the Company and the Underwriters' Representative; it being understood and agreed that in any Tennenbaum Underwritten Offering, Tennenbaum shall have sole right to select the underwriters for such Underwritten Offering, each of which Tennenbaum shall select from a list of three Approved Underwriters proposed by the Company, and to make all other decisions regarding the underwriting process and the offering, but Tennenbaum shall consult with the Company with respect to such other decisions.  Subject to the next sentence, notwithstanding anything to the contrary contained in this Agreement, Tennenbaum may not request more than three (3) Tennenbaum Underwritten Offerings), and cannot exceed two (2) Tennenbaum Underwritten Offerings in any twelve (12) month period, which two (2) offerings must be at least three (3) months apart. Tennenbaum may assign its rights to request one or more Tennenbaum Underwritten Offerings pursuant to this Section 2(d) to any Person or Persons to whom Tennenbaum has transferred any of Tennenbaum's Registrable Securities, provided that such assignee shall have agreed in writing (in form and substance satisfactory to the Company) to be bound by the provisions of this Agreement (including, if such assignee elects to exercise the right assigned to it by Tennenbaum to request such Tennenbaum Underwritten Offering, all of the obligations Tennenbaum has with respect to such Tennenbaum Underwritten Offering hereunder) and shall be deemed to be a Holder hereunder, and provided further that in no event shall Tennenbaum and any such Person request more than three Tennenbaum Underwritten Offerings in the aggregate.  If the managing underwriter or underwriters of any proposed Tennenbaum Underwritten Offering or FIC Underwritten Offering informs the Holders desiring to include their Registrable Securities in such Tennenbaum Underwritten Offering or FIC, as applicable, that, in such managing underwriter's or underwriters' opinion, the number of securities which such Holders or FIC, as applicable, and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be (i) first, (x) in the case of a Tennenbaum Underwritten Offering, 100% of the securities that such Holders propose to sell and (y) in the case of a FIC Underwritten Offering, 100% of the securities that the FIC proposes to sell, (ii) second, and only if all the securities referred to in clause (i) have been included, the number of securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Registration, which such number shall be allocated pro rata among such Holders or FIC, as applicable, and any other Persons that have requested to participate in such Registration based on the relative number of securities then held by FIC, each such Holder and such other Persons (provided that any securities thereby allocated to FIC, a Holder or other Person that exceed FIC's, such Holder's or such other Person's request shall be reallocated among the remaining requesting Holders, FIC and such other Persons in like manner).

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(e)           Liquidated Damages.  If: (i) any Registration Statement required to be filed pursuant to Section 2(a) or Section 2(d) is not filed within sixty (60) days of the date hereof or the relevant demand, as applicable, or if the Company files a Registration Statement without affording the Holders the opportunity to review and comment on the same (provided that the Holders shall provide any comments on the Registration Statement no later than five (5) Business Days after receipt (not counting the day of receipt) and that the Company shall be entitled to assume that the Holders have no comments if none are received within such five (5) Business Day period); or (ii) subject to Section 2(a), any Registration Statement required to be filed pursuant to Section 2(a) or Section 2(d) is not declared effective by the Commission within one hundred eighty (180) days from the date hereof or the relevant demand (it being understood that if on the second Business Day immediately following the effective date for such Registration Statement the Company shall not have filed a "final" Prospectus for such Registration Statement with the Commission under Rule 424(b) (whether or not such a Prospectus is technically required by such rule), the Company shall be deemed to not have satisfied this clause (ii) and such event shall be deemed to be an Event), or (iii) the Company fails to file with the Commission a request for acceleration in accordance with Rule 461, within five (5) Business Days of the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be "reviewed" or be subject to further review; or (iv) prior to the effective date of any Registration Statement, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such or any other Registration Statement within fifteen (15) Business Days after the receipt of comments by or notice from the Commission that such amendment is required in order for such Registration Statement to be declared effective; (v) subject to Section 2(a) relating to the delay, suspension or withdrawal of a Registration Statement, after the effective date of any Registration Statement, such Registration Statement ceases for any reason to remain continuously effective as to all Registrable Securities included in such Registration Statement or the Holders are otherwise not permitted to utilize the Prospectus therein to resell such Registrable Securities (including because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the shares of Common Stock on The NASDAQ Stock Exchange or the New York Stock Exchange, or a failure to register a sufficient number of shares of Common Stock or by reason of a stop order) for more than an aggregate of twenty (20) calendar days during any twelve (12) month period (which need not be consecutive calendar days) or (vi) if a Registration Statement is not effective for any reason or the Prospectus contained therein is not available for use for any reason and the Company fails to file with the Commission any required reports under Section 13 or 15(d) of the Exchange Act such that it is not in compliance with Rule 144(c)(1) (or Rule 144(i)(2), if applicable) as a result of which any of the Holders are unable to sell the Registrable Securities included in such Registration Statement without restriction under Rule 144 (including volume and manner of sale restrictions) (any such failure or breach being referred to as an "Event", and for purposes of clauses (i), (ii) and (vi) the date on which such Event occurs, or for purposes of clause (iii) the date on which such five (5) Business Day period is exceeded, or for purposes of clause (iv) the date which such fifteen (15) Business Day period is exceeded, or for purposes of clause (v) the date on which such twenty (20) calendar day period, as applicable, is exceeded being referred to as "Event Date"), then, in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder on a monthly basis within five (5) Business Days of the end of the month an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the greater of (i) the VWAP per share of Common Stock for the previous 30 Trading Days (taken as a whole) multiplied by the number of Registrable Securities held by the Holders, and (ii) the Conversion Price in effect on the date of the Event Date multiplied by the number of Registrable Securities held by the Holders, provided, however, that no such payments shall be required in connection with a delay, suspension or withdrawal, or Other Permitted Restriction or Cutback permitted by Section 2(a).  In addition, in the event that the Holders are not permitted to re-sell their Registrable Securities as a result of any "blackout" periods adopted by the Company and applicable to the Company's directors, then each such day that the Holder is not permitted to resell its Registrable Securities after the effective date of the Registration Statement shall not be counted against the twenty (20) calendar day period referred to in clause (v) above with respect to such Registration Statement. The parties agree that the maximum aggregate liquidated damages payable to a Holder under this Agreement shall be 7.5% of the greater of (i) the VWAP per share of Common Stock for the previous 30 Trading Days (taken as a whole) multiplied by the number of Registrable Securities held by the Holders and (ii) the Conversion Price in effect on the date of the Event Date multiplied by the number of Registrable Securities held by the Holders.  If the Company fails to pay any partial liquidated damages pursuant to this Section in full within five (5) Business Days after the date payable, the Company will pay interest thereon at a rate of 7.5% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to such Holder accruing daily from the date such partial liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.  The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event.

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Section 3.   Registration Procedures.

(a)           Obligations of the Company.  In connection with the obligations of the Company with respect to the Registration Statements, the Company shall, to the extent applicable:

(i)           Prepare and file with the Commission within the time period for such filing set forth in Section 2 hereof, a Registration Statement with respect to such Registrable Securities (which Registration Statement shall be available for the Selling Holders' intended method or methods of distribution and shall comply in all material respects with the requirements of the applicable form and include all financial statements required by the Commission to be filed therewith), and the Prospectus used in connection therewith, which Prospectus is to be filed pursuant to Rule 424, and, if not effective on filing, use reasonable efforts to cause such Registration Statement to become effective, and to prepare and file any amendments and supplements thereto as are required to keep such Registration Statement continuously effective as provided in Section 2; and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to the Holders of Registrable Securities covered by such Registration Statement and the underwriter or underwriters, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by such Holders, the exhibits incorporated by reference (in each case only to the extent such documents or exhibits are not available on the Commission's EDGAR site), and such Holders shall have the opportunity to object to any information pertaining to such Holders that is contained therein and the Company will make the corrections reasonably requested by such Holders with respect to such information prior to filing any Registration Statement or amendment thereto or any Prospectus or any supplement thereto, provided that such Holders shall provide any comments on the Registration Statement no later than five (5) Business Days after receipt (not counting the day of receipt) and that the Company shall be entitled to assume that the Holders have no comments if none are received within such five (5) Business Day period.

(ii)           Notify the Holders by facsimile or e-mail as promptly as practicable, and in any event, within two (2) Business Days, after a Registration Statement or any post-effective amendment and supplement is filed and declared effective and shall simultaneously provide the Holders with copies of any related Prospectus to be used in connection with the sale or other disposition of the Registrable Securities covered thereby.

(iii)           Notify each Selling Holder of the receipt of any comments from the Commission with respect to the Registration Statement and, subject to Section 2, respond to such comments and prepare and file with the Commission, if necessary, such amendments and supplements to such Registration Statement and the Prospectus used in connection with such Registration Statement or any document incorporated therein by reference or file any other required document as may be necessary to comply with the provisions of the Securities Act and rules thereunder, including the filing of a supplemental Prospectus pursuant to Securities Act Rule 424 or any free-writing prospectus pursuant to Rule 433, with respect to the disposition of all securities covered by such Registration Statement and the instructions applicable to the registration form used by the Company.  In the event that any Registrable Securities included in a Registration Statement subject to, or required by, this Agreement remain unsold at the end of the period during which the Company is obligated to maintain the effectiveness of such Registration Statement, the Company may file a post-effective amendment to the Registration Statement for the purpose of removing such securities from registered status.

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(iv)           Furnish to each Selling Holder of Registrable Securities, without charge, such numbers of copies of the Registration Statement, each amendment thereto, each Prospectus, including each preliminary Prospectus and each amendment or supplement thereto, in each case in conformity with the requirements of the Securities Act and the rules thereunder, and such other related documents as any such Selling Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Selling Holder.

(v)           Register and qualify the Registrable Securities covered by such Registration Statement under such other securities or blue sky laws of such states or jurisdictions in the United States as shall be reasonably requested by any Selling Holder and to keep such qualification effective during the period such Registration Statement is effective; notify the Holders of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under applicable securities or blue sky laws of any state or jurisdiction in the United States; and obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of the offer and transfer of any of the Registrable Securities in any jurisdiction, at the earliest possible moment; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (A) qualify to do business or register as a broker or dealer in any such jurisdiction where it would not otherwise be required to qualify or register but for this Section 3(a)(v), (B) subject itself to taxation in any such jurisdiction, or (C) to file a general consent to service of process in any such state or jurisdiction.

(vi)           Enter into and perform customary agreements and take such other commercially reasonable actions as are required to expedite or facilitate each disposition of Registrable Securities including, in the event of any underwritten or agented offering, enter into and perform the Company's obligations under an underwriting or agency agreement (including indemnification and contribution obligations of underwriters or agents and representations and warranties by the Company to the underwriters), in usual and customary form, with the managing underwriter or underwriters of or agents for such offering and use its best efforts to obtain executed lock-up agreements from the officers and directors of the Company, if requested by the underwriters, and take all such other actions as Tennenbaum's or the Underwriters' Representative reasonably request in order to expedite or facilitate the disposition of such Registrable Securities.  The Company shall also reasonably cooperate and cause its Affiliates to cooperate with the Underwriters' Representative or Agent for such offering in the marketing of the Registrable Securities, including making available the officers, accountants, counsel, premises, books and records of the Company and its Affiliates for such purpose, and shall cause the appropriate officers of the Company and its Affiliates to attend and participate in any "road shows" or informational meetings.

(vii)           Notify each Selling Holder of any stop order suspending the effectiveness of a Registration Statement issued or for the issuance of which proceedings have been instituted, or, to the extent the Company has actual knowledge thereof, threatened to be issued by the Commission in connection therewith, and take all commercially reasonable actions required to prevent the entry of such stop order or to remove it if entered.

(viii)           Promptly notify each Selling Holder of the happening of any transaction or event during the period a Registration Statement is effective as a result of which the Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of any Prospectus), not misleading; and thereafter, the Company will use best efforts to promptly prepare (and, when completed, give notice and provide a copy thereof to each Selling Holder) a supplement or amendment to such Prospectus so that such Prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading.

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(ix)           As soon as practicable, the Company will make generally available to the Company's security holders copies of an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and Rule 158, following the end of the twelve (12) month period beginning with the first month of the Company's first fiscal quarter commencing after the effective date of a Registration Statement filed pursuant to this Agreement.

(x)           In connection with an offer and sale of Registrable Securities, make available for inspection by any Selling Holder, any underwriter participating in such offering and the representatives of such Selling Holder (but not more than one firm of counsel to each Selling Holder), all financial, corporate and other information as shall be reasonably requested by them, and provide the Selling Holders, any underwriter participating in such offering and the representatives of such Selling Holders and Underwriters' Representative the opportunity to discuss the business affairs of the Company with its principal executives and independent public accountants who have certified the audited financial statements included in such Registration Statement, in each case all as reasonably necessary to enable them to exercise their due diligence responsibility under the Securities Act; provided, however, that information that the Company determines, in good faith, to be confidential and which the Company advises such Person in writing is confidential shall not be disclosed unless such Person signs a confidentiality agreement reasonably satisfactory to the Company, or the related Selling Holder of Registrable Securities agrees to be responsible for such Person's breach of confidentiality on terms reasonably satisfactory to the Company.

(xi)           In the event of any underwritten or agented offering, obtain a so-called "comfort letter" from the Company's independent public accountants, and legal opinions of counsel to the Company addressed to the underwriter participating in such offering, in customary form and covering such matters of the type customarily covered by such letters and opinions, and in a form that shall be reasonably satisfactory to the Underwriters' Representative.  Delivery of any such opinion or comfort letter shall be subject to the recipient furnishing such written representations or acknowledgements as are required or customarily provided by selling shareholders who receive such comfort letters or opinions.

(xii)           Cause the Company's officers, employees, accountants and counsel, as applicable, to participate in, and to otherwise facilitate and cooperate with the preparation of a Prospectus and to participate in drafting sessions and due diligence sessions, as applicable.

(xiii)           Provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement.

(xiv)           Cause the Registrable Securities covered by such Registration Statement if similar securities of the Company are then listed on a securities exchange or included for quotation in a recognized trading market, to be so listed or included for so long as such similar securities of the Company are so listed or included.

(xv)           Provide a CUSIP number for the Conversion Shares that is the same as the CUSIP number for the Common Stock prior to the effective date of the first Registration Statement including Registrable Securities.

(xvi)           Promptly file a new Registration Statement and use best efforts to cause such Registration Statement to be declared effective if the Company's previously filed Registration Statement is no longer effective or the Company is ineligible to use the Registration Statement to permit the Holders to resell the Registrable Securities and the Company is still obligated to maintain the effectiveness of the Registration Statement.

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(xvii)           The Company shall comply with all requirements of FINRA with regard to the issuance of the Conversion Shares and the listing thereof on the NASDAQ Global Select Market and any other or successor securities exchange or automated quotation system, as applicable, on which the Company's Common Stock is traded and cooperate with the Selling Holders and their respective counsel in connection with all filings required to be made with FINRA.

(xviii)           As expeditiously as possible and within the deadlines specified by the Securities Act, make all required filing fee payments in respect of each Registration Statement and Prospectus (and each offering covered thereby).

(xix)           The Company will promptly notify the Holders of any pending proceeding against the Company under Section 8A of the Securities Act in connection with the offering of the Registrable Securities.

(xx)           Take such other actions as are reasonably required in order to expedite or facilitate the disposition of Registrable Securities included in each such Registration Statement.

(xxi)           Ensure that no Registration Statement (including any amendments or supplements thereto and Prospectuses contained therein) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein not misleading (except, with respect to any Holder, for an untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of such Holder specifically for use therein).

(xxii)           Make available to each Selling Holder promptly after the same is prepared and publicly distributed, or received by the Company, one copy of each Registration Statement and each amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the Commission or the staff of the Commission (or other governmental agency or self regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment), except to the extent that such Registration Statement, amendment thereto, preliminary Prospectus and Prospectus and amendment or supplement thereto, and correspondence is available on the Commission's EDGAR site.

(b)           Holders' Obligations.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2 and 3(a) hereof with respect to the Registrable Securities of any Selling Holder of Registrable Securities that such Selling Holder shall furnish to the Company such information regarding such Selling Holder, the number of the Registrable Securities owned by it, and the intended method of disposition of such Registrable Securities as shall be required to effect the registration of such Selling Holder's Registrable Securities, and to cooperate with the Company in preparing such Registration Statement.

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Section 4.   Agreements of Selling Holder.  In connection with any Registration Statement pursuant to Section 2 hereof, each Selling Holder agrees, as applicable:

(a)           to execute the underwriting agreement, if any, agreed to by the Company (and in the case of a Tennenbaum Underwritten Offering, Tennenbaum and the Company) and execute all questionnaires, powers of attorney, indemnities and other documents customarily required under the terms of or in connection with such underwriting agreement;

(b)           that it will not offer or sell its Registrable Securities under the Registration Statement until it has received copies of the supplemented or amended Prospectus contemplated by Section 3(a)(iv) hereof and receives notice that any post-effective amendment (if required) has become effective;

(c)           that, upon receipt of any notice from the Company of the happening of any transaction or occurrence of any event of the kind specified in Section 3(a)(vii) or 3(a)(viii), such Selling Holder will forthwith discontinue disposition of Registrable Securities pursuant to a Registration Statement until the Selling Holder receives copies of the supplemented or amended Prospectus contemplated by Section 3(a)(iv) hereof and receives notice that any post-effective amendment (if required) has become effective or until it is advised in writing by the Company that the use of the applicable Prospectus and Registration Statement may be resumed, and, if so directed by the Company, the Selling Holder will deliver to the Company (at the expense of the Company) all copies in its possession, other than permanent file copies then in such Selling Holder's possession, of the Registration Statement and Prospectus covering such Registrable Securities in effect immediately preceding the time of receipt of such notice; and

(d)           that, subject to the rights of a Holder to participate in a Piggyback Registration in accordance with Section 2, upon the receipt of notice from the Company, as requested by the Underwriters' Representative or underwriters of a public offering of the Company's Common Stock, or other securities convertible into, or exercisable or exchangeable for, the Company's Common Stock (an "Underwritten Offering"), the Selling Holder shall not, in each case, other than to an Affiliate of such Selling Holder, effect any public or private sale or distribution, including sales pursuant to Rule 144, of any of the Company's Common Stock, or offer, sell, contract to sell, transfer the economic risk of ownership in, grant an option to purchase, make any short sale of, pledge or otherwise dispose of any shares of Common Stock, options or warrants to acquire any shares of Common Stock, or any securities convertible into, exchangeable or exercisable for, or any other rights to purchase or acquire, any shares of Common Stock, or engage in any hedging transaction, during the period (the "Holdback Period") beginning fourteen (14) days prior to the public offering date set forth on the final prospectus relating to the Underwritten Offering, and ending ninety (90) days after the public offering date set forth on the final Prospectus relating to the Underwritten Offering; provided, however, that the aggregate number of days during which one or more Holdback Periods are in effect pursuant to this Section 4(d) shall not exceed one hundred eighty (180) days during any period of twelve (12) consecutive months.  The foregoing provisions of this Subsection 4(d) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, and shall be applicable to the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all of its shareholders individually owning five percent (5%) or more of the Company's outstanding shares of Common Stock (after giving effect to conversion into Common Stock of all outstanding Series B Preferred Shares).

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Section 5.   Expenses of Registration.  The Company shall bear and pay all expenses incurred in connection with each registration, filing, or qualification of Registrable Securities with respect to the Registration Statement pursuant to Section 2, including all registration, exchange listing, accounting, filing and FINRA fees, all fees and expenses of complying with securities or blue sky laws, transfer agent and registrar fees, all word processing, duplicating and printing expenses, messenger and delivery expenses, the reasonable fees and disbursements of counsel for the Company and of the Company's independent public accountants, including the expenses of "comfort letters" required by or incident to such performance and compliance, the reasonable fees and disbursements of one firm of attorneys for the Holders (selected by the Selling Holders who hold a majority of the Registrable Securities to be included in such Registration Statement), which fees shall not exceed (i) $30,000 per Registration Statement with respect to any Underwritten Offering and (ii) $7,500 with respect to any Piggyback Registration and all other expenses customarily borne by an issuer in an underwritten offering, provided that the amounts in clause (i) and (ii) shall increase 5% per annum on each anniversary date of the date hereof.  Each Holder shall be responsible for any underwriting discounts and commissions and taxes of any kind (including transfer taxes) relating to any disposition, sale or transfer of Registrable Securities by such Holder.

Section 6.   Indemnification; Contribution.

(a)           Indemnification by the Company.  If any Registrable Securities are included in a Registration Statement under this Agreement:

(i)           To the extent permitted by applicable law, the Company shall indemnify and hold harmless each Selling Holder, each Person, if any, who controls such Selling Holder within the meaning of the Securities Act, and each Affiliate, officer, director, trustee, partner, member, employee and agent of such Selling Holder and such controlling Person, against any and all losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities and expenses (joint or several), including reasonable attorneys' fees and disbursements and expenses of investigation, incurred by such party arising out of or based upon any of the following statements, omissions or violations (each, a "Violation"):

(A)           Any untrue statement or alleged untrue statement of a material fact contained in a Registration Statement, including any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, any post-effective amendment thereto or in any filing made in connection with the qualification of any offering under the securities or other "blue sky" laws of any jurisdiction in which Registrable Securities are offered;

(B)           Any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in light of the circumstances under which they were made in the case of any Prospectus) not misleading; or

(C)           Any violation or alleged violation by the Company of the federal securities laws, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any applicable state securities law in connection with the Registrable Securities;

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provided, however, that the indemnification required by this Section 6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, obligation, judgment, fine, penalty, charge, cost, liability or expense if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, nor shall the Company be liable in any such case for any such loss, claim, damage, obligation, judgment, fine, penalty, charge, cost, liability or expense to the extent that it arises out of or is based upon a Violation made in reliance upon and in conformity with written information furnished to the Company by a Holder, underwriter (but only if the Company is not contractually entitled to indemnification by such underwriter and the Holder is contractually entitled to demand indemnification by such underwriter) or the relevant indemnified party expressly for use in connection with such registration.  The Company shall also indemnify underwriters participating in the distribution of the Registrable Securities, their Affiliates, officers, directors, agents and employees and each Person, if any, who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the Selling Holders.

(b)           Indemnification by Holder.  If any of a Selling Holder's Registrable Securities are included in a Registration Statement under this Agreement, to the extent permitted by applicable law, such Selling Holder shall (severally and not jointly) indemnify and hold harmless the Company, each of its Affiliates, trustees, officers, employees and agents, each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, any other Selling Holder, any controlling Person of any such other Selling Holder and each Affiliate, officer, director, partner, and employee of such other Selling Holder and such controlling Person, against any and all losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities and expenses (joint or several), including reasonable attorneys' fees and disbursements and expenses of investigation, incurred by such party arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the applicable Registration Statement, including any preliminary Prospectus or final Prospectus contained therein, or any amendments or supplements thereto or any document incorporated by reference therein, any post-effective amendment thereto or in any filing made in connection with the qualification of any offering under any securities or other "blue sky" laws of any jurisdiction in which such Registrable Securities are offered, or any omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein (in light of the circumstances under which they were made in the case of any Prospectus) not misleading or any violation or alleged violation by any Holder or underwriter of the federal securities laws, any applicable state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the Registrable Securities, or any rule or regulation promulgated under the Securities Act, the Exchange Act or any applicable state securities law, but only to the extent, that such untrue statement or omission had been contained in any information furnished by such Selling Holder to the Company expressly for use in connection with such registration; provided, however, that (x) the indemnification required by this Section 6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, obligation, judgment, fine, penalty, charge, cost, liability or expense if settlement is effected without the consent of the relevant Selling Holder of Registrable Securities (which consent shall not be unreasonably withheld, conditioned, or delayed), and (y) in no event shall the amount of any indemnity under this Section 6(b) exceed the net proceeds from the applicable offering received by such Selling Holder.  In no event shall a Holder be jointly liable with any other Holder as a result of its indemnification obligations.

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(c)           Conduct of Indemnification Proceedings.  Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, suit, proceeding, investigation or threat thereof made in writing for which such indemnified party may make a claim under this Section 6, such indemnified party shall deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel retained by the indemnifying party (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party.  The failure to deliver written notice to the indemnifying party within a reasonable time following the commencement of any such action, suit, proceeding or investigation, if not otherwise known by the indemnifying party, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6 to the extent of any material prejudice or forfeiture of substantial rights or defenses resulting therefrom but shall not relieve the indemnifying party of any liability that it may have to any indemnified party otherwise than pursuant to this Section 6.  Any fees and expenses incurred by the indemnified party (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within thirty (30) days of written notice thereof to the indemnifying party so long as such indemnified party shall have provided the indemnifying party with a written undertaking to reimburse the indemnifying party for all amounts so advanced if it is ultimately determined that the indemnified party is not entitled to indemnification hereunder.  Each indemnified party shall have the right to employ separate counsel in any such action, claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be the expenses of such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses, (ii) the indemnifying party shall have failed to assume the defense of such action, claim or proceeding in a timely manner or (iii) an indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action, claim or proceeding on behalf of such indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action, claim or proceeding or separate but substantially similar or related actions, claims or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one additional firm of attorneys (together with appropriate local counsel) at any time for all such indemnified parties).  No indemnifying party shall be liable to an indemnified party for any settlement of any action, proceeding or claim without the written consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d)           Contribution.  If the indemnification required by this Section 6 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to in this Section 6:

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(i)           The indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities or expenses, as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action has been committed by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action.  The amount paid or payable by a party as a result of the losses, claims, damages, obligations, judgments, fines, penalties, charges, costs, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(a) and Section 6(b), any legal or other fees or expenses reasonably incurred by such party in connection with any action, suit, investigation or proceeding.  In no event shall the liability of any Selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.

(ii)           The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in Section 6(d)(i).  No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(e)           Full Indemnification.  If indemnification is available under this Section 6, the indemnifying parties shall indemnify each indemnified party to the full extent provided in this Section 6 without regard to the relative fault of such indemnifying party or indemnified party or any other equitable consideration referred to in Section 6(d)(i) hereof.

(f)           Survival.  The obligations of the Company and the Selling Holders of Registrable Securities under this Section 6 shall survive the completion of any offering of Registrable Securities pursuant to a Registration Statement under this Agreement, and otherwise.

Section 7.   Covenants of the Company.  (a)  The Company hereby agrees and covenants that it shall file as and when applicable, on a timely basis, all reports required to be filed by it under the Securities Act and the Exchange Act.  If the Company is not required to file reports pursuant to the Exchange Act, upon the request of any Holder of Registrable Securities, the Company shall make publicly available the information specified in subparagraph (c)(2) of Rule 144.  The Company shall take such further action as may be reasonably required from time to time and as may be within the control of the Company, to enable the Holders to transfer Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or any similar rule or regulation hereafter adopted by the Commission.

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(b)           In connection with any sale, transfer or other disposition by a Holder of any Registrable Securities pursuant to Rule 144, the Company shall cooperate with such Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any Securities Act legend, and enable certificates for such transferred securities to be for such number of shares and registered in such names as the Holder may reasonably request at least two Business Days prior to any sale of Registrable Securities.

(c)           Notwithstanding anything to the contrary contained in this Section 7, the Company, shall at the request of any selling Holder, cause its transfer agent to deliver unlegended shares of Registrable Securities to a transferee of a Holder that is neither an Affiliate of the Holder nor of the Company in connection with any sale of Registrable Securities with respect to which such Holder has entered into a contract for sale, and delivered a copy of the Prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Holder's receipt of any relevant suspension notice and for which the Holder has not yet settled.

Section 8.   Miscellaneous.

(a)           Notices.  All notices and other communications given or made pursuant hereto shall be in writing and delivered by hand or sent by registered or certified mail (postage prepaid, return receipt requested) or by nationally recognized overnight air courier service and shall be deemed to have been duly given or made as of the date delivered if delivered personally, or if mailed, on the third Business Day after mailing (on the first Business Day after mailing in the case of a nationally recognized overnight air courier service) to the parties at the following addresses:

if to the Company, to:

Euroseas Ltd.
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Attention: Aristides J. Pittas, Chairman, President & CEO

with a copy to (which shall not constitute notice):

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention:  Lawrence Rutkowski, Esq.

and if to the Holder, to:

Tennenbaum Opportunities Fund VI, LLC
c/o Obsidian Agency Services, Inc.
2951 28th Street, Suite 1000
Santa Monica, CA 90405
Attention: Asher Finci

with a copy to (which shall not constitute notice):

Watson, Farley & Williams LLP
1133 Avenue of the Americas, 11th Floor
New York, NY 10036
Attention: John F. Imhof Jr., Esq.

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                      and:

if to FIC, to:

Friends Investment Company, Inc.
4 Messogiou Street & Evropis St.
151 25 Maroussi Greece
Attention: Aristides J. Pittas, Director & Vice-President

with a copy to (which shall not constitute notice):

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Attention:  Lawrence Rutkowski, Esq.

Any party hereto may by notice given in accordance with this Section 8(a) to the other parties hereto designate another address or Person for receipt of notices hereunder.

(b)           Amendments and Waivers.  This Agreement may be modified, amended or supplemented only by an instrument in writing signed by the Company, FIC, and Tennenbaum.

(c)           Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties hereto entitled to the benefits thereof only by a written instrument signed by the party hereto granting such waiver (which, in the case of a waiver by the Holders, shall require the approval of Holders of not less than a majority of the Registrable Securities), but such a waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent other failure.  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 8(c).

(d)           FIC's Consent.  FIC consents, and upon execution of this Agreement, this Agreement shall constitute a written consent, to the Company's grant of all demand, incidental and other registration rights to the Holders set forth herein.

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(e)           Governing Law; Jurisdiction; Service of Process.  This Agreement shall be governed by the laws of the State of New York without giving effect, to the extent permitted by applicable law, to any conflict of law principles that would result in the application of any other law.  Each party hereto agrees that all legal suits, actions or proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) may be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan  for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and, to the extent permitted by applicable law, hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such suit, action or proceeding.  Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight air courier service (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.  Notwithstanding the foregoing, the Company consents to process being served by or on behalf of any Holder in any suit, action or proceeding of the nature referred to in this Section 8(e) by mailing a copy thereof by registered or certified or priority mail, postage prepaid, return receipt requested, or delivering a copy thereof in the manner for delivery of notices specified in Section 8(a), to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 for the purpose of accepting service of any process in the United States on behalf of the Company. The Company hereby agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service.

(f)           Severability.  The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.  Upon such determination that any provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(g)           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The delivery of an executed counterpart of the signature page to this Agreement by telecopier or electronic mail shall be effective as delivery of an original executed counterpart of this Agreement.

(h)           Section Headings.  The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.  All references in this Agreement to Sections are to sections of this Agreement, unless otherwise indicated.

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(i)           Entire Agreement.  This Agreement, together with the Purchase Agreement and the Statement of Designation and the documents, agreements and certificates referenced therein, embodies the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement.  There are no restrictions, promises, inducements, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein.  This Agreement and the Purchase Agreement supersede all prior written or oral agreements and understandings between the parties hereto with respect to the transactions.

(j)           Successors, Assigns and Transferees.

(i)           This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto as hereinafter provided.  Except as expressly provided in this Section 8(j), the rights of the parties hereto cannot be assigned and any purported assignment or Transfer to the contrary shall be void ab initio.  So long as the terms of this Section 8(j) are followed and such transfer is in compliance with the Purchase Agreement, any Holder may assign any of its rights under this Agreement, without the consent of the Company, FIC or any other Holder, to any Person to whom such Holder Transfers any Registrable Securities or any rights to acquire Registrable Securities so long as such Transfer is not made pursuant to an effective Registration Statement or pursuant to Rule 144 or Rule 145 or in any other manner or to any Person the effect or consequences of which is to cause the Transferred securities to be freely transferable without regard to the volume and manner of sale limitations set forth in Rule 144 in the hands of the transferee on the date of such Transfer.  Any such transferee shall be deemed a party to this Agreement.

(ii)           Notwithstanding Section 8(j)(i), no Holder may assign any of its rights under this Agreement to any Person to whom such Holder Transfers any Registrable Securities if the Transfer of such Registrable Securities requires registration under the Securities Act.

(k)           Assignment.  No Person may be assigned any rights under this Agreement unless the Company and the other parties hereto are given written notice by the assigning party stating the name and address of the assignee, identifying the securities of the Company as to which the rights in question are being assigned, and providing a detailed description of the nature and extent of the rights that are being assigned; provided, however, that no such assignment shall be effective until (x) the Company and each other party hereto (or their assignees) receive the written notice pursuant to this Section 8(j)(iii) and (y) the assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including the provisions of this Section 8(j).

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(l)           Interpretation.

(i)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumptions or burden of proof will arise favoring or disfavoring any party hereto by virtue of authorship of any provisions of this Agreement.

(ii)           All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

(iii)           The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation."

(m)           Further Assurances.  Each of the parties hereto shall use reasonable efforts to execute and deliver to any other party hereto such additional documents and take such other action, as such other party hereto may reasonably request to carry out the intent of this Agreement and the transactions contemplated hereby.

(n)           Specific Performance.  The parties hereto acknowledge that there would be no adequate remedy at law if any party hereto fails to perform any of its obligations hereunder, and accordingly agree that each party hereto, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations (without posting any bond or other security) of any other party under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction.

(o)           Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

(p)           Most Favored Nation. The Company covenants and agrees that if, after the date hereof, it grants registration rights to any other Person containing terms more favorable that the terms set forth herein, the Company shall provide such more favorable terms to the Holders and this Agreement shall be, without any further action by the Holders or the Company, deemed amended and modified in an economically and legally equivalent manner such that the Holders shall receive the benefit of the more favorable terms.

 [SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be duly executed on its behalf, as of the date first written above.

EUROSEAS LTD.

By:_____________________________________
Name: Aristides J. Pittas
Title: Chairman, President & CEO

TENNENBAUM OPPORTUNITIES FUND VI, LLC
By: Tennenbaum Capital Partners, LLC, as Investment Manager

By: _____________________________________
Name:
Title:

FRIENDS INVESTMENT COMPANY, INC.

By: _____________________________________
  Name:  Aristides J. Pittas
  Title:   Director & Vice-President

REGISTRATION RIGHTS AGREEMENT SIGNATURE PAGE

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Exhibit 99.6

FORM OF SECOND AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT

SECOND AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT, dated as of January 27, 2014 (the "Amendment") to the Shareholders Rights Agreement, dated as of May 18, 2009, as amended (the "Rights Agreement"), between Euroseas Ltd., a Marshall Islands corporation (the "Company"), and American Stock Transfer and Trust Company, LLC, as rights agent (the "Rights Agent").  Terms used herein but not defined shall have the meaning assigned to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, the Company intends to issue and sell to Tennenbaum Opportunities Fund VI, LLC, a Delaware limited liability company ("Tennenbaum") and to Preferred Friends Investment Company, Inc., a Marshall Islands corporation, Series B Convertible Perpetual Preferred Shares of the Company (the "Series B Preferred Shares"), which are convertible into Common Stock (as it pertains to all Series B Preferred Shares, whether issued now or hereafter and as further defined below, the "Conversion Right");

WHEREAS, pursuant to Section 27 of the Rights Agreement, under circumstances set forth therein, the Company may from time to time, and the Rights Agent shall, if the Company so directs, supplement or amend the Rights Agreement without the approval of any holders of Rights; and

WHEREAS, the Company desires to amend the Rights Agreement as set forth herein and to direct the Rights Agent to execute this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree as follows:

Section 1.  Amendment of Rights Agreement. The Rights Agreement is hereby amended as follows:

1.1    Section 1 of the Rights Agreement is hereby amended by inserting the following defined terms therein:

"Amendment" has the meaning set forth in the preamble hereof.

"Conversion Right" has the meaning set forth in the preamble hereof, and also includes Common Stock that are convertible from a promissory note issued pursuant to the Statement of Designation.

"Preferred Friends" means Preferred Friends Investment Company, Inc., a Marshall Islands corporation, or any Affiliate thereof .

"Purchase Agreement" means the purchase agreement by and among Tennenbaum, Preferred Friends and the Company dated January 26, 2014.

"Series B Preferred Shares" has the meaning set forth in the recitals hereof.

"Series B Preferred Person" means Tennenbaum, Preferred Friends or any of their transferees in accordance with Section 4.1 of the Purchase Agreement.

"Statement of Designation" means the Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of the Company, as may be amended from time to time.

"Tennenbaum" has the meaning set forth in the recitals hereof.

"Tennenbaum Additional Permitted Share Purchases" means one or  more transactions (other than in connection with the exercise of the Conversion Right) by Tennenbaum involving Common Stock that result, singly or in the aggregate, in Tennenbaum becoming the Beneficial Owner of up to an additional five percent (5%) of Common Stock over the amount Tennenbaum owns on January 29, 2014 after its purchase of Series B Preferred Shares on an as-converted basis based on the terms of the Series B Preferred Shares on January 29, 2014 (and as adjusted pursuant to the terms of the Statement of Designation).

1.2.    The definition of "Exempted Transaction" in Section 1 of the Rights Agreement is hereby supplemented by adding the following after the last sentence of such definition:

"Exempted Transaction shall also mean any one or more of the following: (i) the issue and sale of Series B Preferred Shares to Tennenbaum and Preferred Friends and the adoption, execution and delivery of any Transaction Document (as defined in the Purchase Agreement), (ii) the approval or consummation of any of the transactions contemplated by the Statement of Designation or any other Transaction Document, (iii) the issuance of any series B Preferred Shares as payment in kind pursuant to the Statement of Designation, (iv) the approval or grant of the Conversion Right, the Conversion Right becoming exercisable or the exercise thereof in accordance with and subject to the terms of the Statement of Designation and the terms hereof, (v) the announcement of any of the foregoing, it being the purpose of the Company that neither the issuance and sale of Series B Preferred Shares, the execution of the Statement of Designation, any Transaction Document by any of the parties thereto or the consummation of any of the transactions contemplated thereby, including the grant and exercise of the Conversion Right in accordance with and subject to the terms of the Statement of Designation and the terms hereof and (vi) the acquisition of any Tennenbaum Additional Permitted Share Purchases, which in each case shall not in any respect give rise to the existence of any Acquiring Person, Distribution Date, Shares Acquisition Date or Triggering Event or in any way permit any Rights to be exercised pursuant to Section 11 of the Rights Agreement, Section 13 of the Rights Agreement or otherwise."

1.3    The definition of "Permitted Person" in Section 1 of the Rights Agreement is hereby supplemented by adding the following after the last sentence of such definition:

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"Permitted Person shall also mean any Series B Preferred Person; provided, however, that, except as set forth below, any such Series B Preferred Person shall be a Permitted Person solely in the event that such Series B Preferred Person becomes a Beneficial Owner of shares of Common Stock of the Company by reason of an Exempted Transaction and is not otherwise the Beneficial Owner of any other shares of Common Stock of the Company; provided further, that in addition to becoming the Beneficial Owner of shares of Company Stock by reason of an Exempted Transaction, Tennenbaum shall also be permitted to make Tennenbaum Additional Permitted Share Purchases.  Notwithstanding anything to the contrary, if a Series B Preferred Person (A) becomes the Beneficial Owner of 15% or more of the shares of Common Stock of the Company other than solely as a result of the exercise of its Conversion Right (and in the case of Tennenbaum, also excluding the Tennenbaum Additional Permitted Share Purchases) or (B) becomes the Beneficial Owner of 15% or more of the shares of Common Stock of the Company solely as a result of the exercise of its Conversion Right (and in the case of Tennenbaum, excluding the Tennenbaum Additional Permitted Share Purchases) and, after the exercise of the Conversion Right, becomes the Beneficial Owner of any additional shares of Common Stock of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock, and in the case of Tennenbaum, other than pursuant to any Tennenbuam Additional Share Purchases), then such Series B Preferred Person shall be deemed to be an Acquiring Person unless, (x) in the case of clause (B), upon becoming the Beneficial Owner of such additional shares of Common Stock of the Company, such Series B Preferred Person is not the Beneficial Owner of 15% or more of the aggregate shares of Common Stock of the Company then outstanding or (y) in the case of clause (A) or (B), if the Company's Board determines in good faith that a Series B Preferred Person who would otherwise be deemed an "Acquiring Person" has become such inadvertently (including, without limitation, because such Series B Preferred Person was unaware that it beneficially owned a percentage of the shares of Common Stock that would otherwise cause such Series B Preferred Person to be deemed an "Acquiring Person,") or through its ownership of a basket of securities or index fund and without any intention of changing or influencing control of the Company, and if such Series B Preferred Person divested or divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be deemed an "Acquiring Person," then such Series B Preferred Person shall not be deemed to be or have ever been an "Acquiring Person" for any purposes of this Rights Agreement."

Section 2.   Direction to Rights Agent. The Company hereby directs the Rights Agent, in accordance with the terms of Section 27 of the Rights Agreement, to execute this Amendment.

Section 3.   Effectiveness and Continued Effectiveness.  In accordance with the resolutions adopted by the Company's Board of Directors on January 24, 2014, the amendment to the Rights Agreement set forth in Section 1 above is effective as of date hereof.  The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.

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Section 4.   Governing Law. This Amendment shall be deemed to be a contract made under the laws of New York and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction.

Section 5.   Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

Section 6.   Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 7.  Benefits of this Amendment.  Nothing in this Amendment shall be construed to give to any person other than the Company, the Rights Agent and the Permitted Persons any legal or equitable right, remedy or claim under this Amendment; but this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the Permitted Persons.  Further, nothing in this Amendment shall be construed to give any holder of Rights or any other Person legal or equitable right, remedy or claim under this Amendment by virtue or, or as a result of, any Exempted Transaction.

Section 8.  Rights of Action.

(a)           Any Permitted Person, without the consent of the Rights Agent or any other Person, may, in his or her own behalf and for his or her own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, his or her rights under this Amendment.  Without limiting the foregoing or any remedies available to the Permitted Persons, it is specifically acknowledged that the Permitted Persons may not have an adequate remedy at law for any breach of this Amendment and will be entitled to seek specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Amendment.

(b)           Notwithstanding anything in this Amendment to the contrary, neither the Company nor the Rights Agent shall have any liability to any Permitted Person or any other Person as a result of its inability to perform any of its obligations under this Amendment by reason of any preliminary or permanent injunction or other order, judgment, decree or ruling (whether interlocutory or final) issued by a court or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, that the Company shall use all reasonable efforts to have any such injunction, order, judgment, decree or ruling lifted or otherwise overturned as soon as possible.

Section 9.  Successors.  All the covenants and provisions of this Amendment by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns hereunder.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

EUROSEAS LTD.

By: ________________________________________________
Name: Tasos Aslidis
Title:  Chief Financial Officer

AMERICAN STOCK TRANSFER AND TRUST COMPANY, LLC,
as Rights Agent

By: _________________________________________________
Name:
Title:

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